OCEAN FIRST

OceanFirst Financial Corp. | Annual Report 2008

Table *of* Contents



NEW YORK
PHILADELPHIA

OceanFirst builds value for its shareholders as a growth oriented, community-focused financial services organization.

OceanFirst Bank, the subsidiary of OceanFirst Financial Corp., is located in the central coastal area of New Jersey between the major metropolitan cities of New York and Philadelphia. With administrative offices in Toms River, New Jersey, OceanFirst provides financial services to retail and business customers throughout the Jersey Shore market.

Financial Summary

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

AT OR FOR THE YEAR ENDED DECEMBER 31,	2008	2007	2006
Selected Financial Condition Data:			
Total assets	$1,857,946	$1,927,499	$2,077,002
Loans receivable, net	1,648,378	1,675,919	1,701,425
Deposits	1,274,132	1,283,790	1,372,328
Stockholders' equity	119,783	124,306	132,320
Selected Operating Data:			
Net interest income	58,023	52,924	58,119
Other income	12,823	2,531	13,608
Operating expenses	47,447	53,820	52,381
Net income	14,764	1,075	12,633
Diluted earnings per share	1.26	.09	1.07
Selected Financial Ratios:			
Stockholders' equity per common share	9.69	10.07	10.79
Cash dividend per share	.80	.80	.80
Stockholders' equity to total assets	6.45%	6.45%	6.37%
Return on average assets	.78	.05	.62
Return on average stockholders' equity	11.98	.86	9.40
Average interest rate spread	3.00	2.50	2.69
Net interest margin	3.24	2.79	2.98
Operating expenses to average assets	2.52	2.70	2.56
Efficiency ratio	66.97	97.05	73.03
Non-performing loans to total loans receivable	.97	.52	.25

Letter to Shareholders

March 10, 2009

Dear Fellow Shareholders:

Given the unprecedented economic turmoil prevalent in our Nation, it is apparent that the traditional annual report shareholder letter, addressing a fairly predictable range of topics and issues each year at this time, is hardly apropos. Our economy has been stressed to heretofore unforeseeable limits and 2009 has seen a new administration and leadership team in place in our Nation's Capitol struggling to cope with the challenges inherited from prior administrations. Although it is always our goal for this communication to be as timely and focused as possible, it is an even greater challenge this year, given the rapidly evolving state of affairs in our Nation and the world. As a consequence, in this letter, we will point with pride at the encouraging financial results we have generated in 2008, speak frankly about our decision to take advantage of the United States Treasury Department invitation to invest $38.3 million in OceanFirst Financial preferred stock, and finally address what we see for the future of community banking as practiced by OceanFirst.

2008 – A Return To Strong Profitability

We can speak with confidence to the remarkable year of recovery our Board and management team engineered for OceanFirst in 2008. We have succeeded in returning this Company to strong profitability following the deleterious results attendant to the shutdown of our former Columbia Home Loans mortgage banking subsidiary in the 2006-2007 period. We posted solid, consistent operating earnings for your Company each quarter during 2008 in the face of a worsening national and worldwide economic picture. We succeeded in outperforming most market indices even as our stock price suffered, albeit not as severely as others. We have maintained our strong payout of quarterly earnings in our cash dividend despite the deteriorating valuation of our common stock in the unsettled market, where financial performance seems to have precious

"In this environment, capital preservation has become the primary goal of management and cash dividend payouts have increasingly taken a secondary role."

little to do with current valuations. In this environment, capital preservation has become the primary goal of management and cash dividend payouts have increasingly taken a secondary role. We have steadfastly been a source of strength in addressing our local communities' credit needs, continuing to be a lender to both consumers and businesses alike.

The Real Story Behind TARP/CPP |

Because of the growing media-induced misconception that healthy institutions like OceanFirst have somehow been "bailed out" by the Federal Government Troubled Asset Relief Program (TARP), we feel compelled to have you take a closer look at our decision. In this very letter last year, we spent considerable time addressing the issues surrounding the "Economic Uncertainties and Global Credit Crunch" which was developing strength early in 2008. As the year progressed with the economy continuing to falter, it became clear that we were in the grips of a deepening economic recession. Washington reacted to the crises predictably, by approving legislation in emergency fashion, with only a nominal amount of real debate or consideration, known as the Emergency Economic Stabilization Act of 2008 (EESA). The U.S. Treasury Department TARP program was born.

Originally conceived by Treasury as a plan to purchase troubled assets from financial institution balance sheets to spur economic growth, Treasury found itself unable to formulate a program to effectively price and stockpile the industry's toxic assets. The TARP quickly morphed into the Treasury Capital Purchase Program (CPP), a new plan to invest capital in healthy banks to similarly spur economic growth and encourage lending.

At the time OceanFirst entered this program only the strongest banks were eligible to participate. Unfortunately, along the way, additional TARP support was offered to significantly weaker institutions deemed systemically important to our Nation and therefore characterized as "too big to fail". "Bailout" became the media's new favorite headline as taxpayer money appropriated by the EESA was funneled into AIG, Citigroup, Bank of America, the automotive industry and others who had either been mismanaged into financial insolvency or encouraged by the government with their TARP money to acquire some other systemically significant company that was "too big to fail". The Treasury CPP for healthy banks had been relegated to relative obscurity, misunderstanding and confusion by the "bailout" headlines that infuriated the American public.

Strong companies, like OceanFirst, were encouraged to accept the Treasury investment and had agreed to repay the investment over a period of years, in addition to a commitment for a quarterly preferred stock dividend of 5% and a grant to Treasury of warrants to purchase common stock. The fact is that through the CPP, Treasury made an investment in these healthy banks, through which they expected to be compensated handsomely and eventually have that investment repaid. Much higher dividend payments (9%) were mandated by Treasury as a kind of penalty in the agreement if repayment was not made within five years. Despite the terms of the investment the CPP banks, like OceanFirst, were irrevocably tainted as "bailout" recipients by the media who failed to make the important distinctions between the CPP targeted for healthy community institutions and the true bailout payments made to others.

We do not believe that any reasonable person could possibly have foreseen the stigma that has been applied to the healthy community banks that participated in the CPP at the urging of their federal regulators and the Treasury to help jumpstart the economy. We trust you to understand that the decision to accept the government's investment in OceanFirst was motivated by the uncertainty of the moment as to how much capital would be enough if the economy continued to slip deeper and deeper into recession. We continue to believe that our decision, made in the interest of all our Company stakeholders (i.e. shareholders, employees and customers), was prudent and responsible. Unfortunately, we remain saddled with the TARP stigma and the burdens forced upon CPP banks by a Congress fueling the growing public perception of "evil bankers", and legislating unfathomable restrictions on "bailout" recipients. The Congress and media again failed to distinguish the healthy community institutions from those that were truly "bailed out" and took every opportunity to defame the entire banking industry. That is the unfortunate price we are paying to follow the right course of action for our OceanFirst Financial stakeholders in this environment.

As was always our intention, we shall use the additional Treasury capital invested in OceanFirst to stimulate our lending operations and repay the Treasury their preferred stock investment as soon as we can practicably conclude that their capital will not be necessary for our Company to weather the current economic storm. In the interim, we continue to feel that, despite the dim light being shone on CPP participants, your interests as shareholders are being well served by our decision to participate in the Treasury CPP program.

Our Community Bank's Commitment to the Future |

A sure sign of a strong company is its ability to navigate through challenging times. Our strengthened 2008 financial performance followed directly from the positive impact of the OceanFirst Vision Statement. The OceanFirst Vision was introduced to all employees just over one year ago and provided the foundation and guidance for our staff as we managed our recovery. The OceanFirst Vision includes the following important objectives:

- Enhance our commitment and responsiveness to the markets and the customers the Bank serves, as well as the people who are the Bank, while producing shareholder value;
- Provide a clearly competitive product array, differentiated with extraordinary customer care;
- Grow organically and through acquisitions within a defined model;
- Foster an environment of respect that attracts highly motivated and competent people who view OceanFirst as the employer of choice;
- Maintain our respected and clearly-defined brand that stands for serving our customers and our communities.

A great deal has changed in the world, particularly in the financial markets, yet with the difficulties faced by some of the country's largest banks, the importance of strong community banks has never been greater. The Bank's 107 year history reflects our commitment and responsiveness to our shareholders, employees, and our customers. We continue to

"The OceanFirst Vision was introduced to all employees just over one year ago and provided the foundation and guidance for our staff as we managed our recovery."

embrace the OceanFirst Vision and passionate adherence to the values that contribute everyday to our success. We strive to outperform our competitors by staying close to our customers and each of the communities that we serve. Our business priorities are focused on making the best use of our organizational strengths, market position, and legacy as a community bank.

Although the short-term outlook remains cautious and restrained, the guiding principles created by the OceanFirst Vision make us strong and flexible as we weather the difficult markets predicted ahead. We can be optimistic that over the long-term the core values established set the stage for Ocean First to take advantage of opportunities that will surely arise during these challenging times.

As we continue through this year, we remain encouraged by our 2008 financial turn-around in the face of arguably the greatest economic upheaval in our Country's history, wherein we restored strong earnings, bolstered our capital and controlled our non-performing assets. We believe this success leaves us better positioned for the next round of crises, confident that coupled with our OceanFirst Vision we have provided a solid foundation for the future of our community Bank. Once again, we thank you for your investment in OceanFirst Financial Corp. and appreciate your support.

Sincerely,

John R. Garbarino
Chairman, President and Chief Executive Officer

Vito R. Nardelli
Executive Vice President and Chief Operating Officer

Selected Consolidated Financial and Other Data of the Company

The selected consolidated financial and other data of the Company set forth below is derived in part from, and should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto presented elsewhere in this Annual Report.

At December 31,	2008	2007	2006	2005	2004
(dollars in thousands)					
Selected Financial Condition Data:					
Total assets	$1,857,946	$1,927,499	$2,077,002	$1,985,357	$1,914,275
Investment securities available for sale	34,364	57,625	82,384	83,861	83,960
Federal Home Loan Bank of New York stock	20,910	22,941	25,346	21,792	21,250
Mortgage-backed securities available for sale	40,801	54,137	68,369	85,025	124,478
Loans receivable, net	1,648,378	1,675,919	1,701,425	1,654,544	1,472,907
Mortgage loans held for sale	3,903	6,072	82,943	32,044	63,961
Deposits	1,274,132	1,283,790	1,372,328	1,356,568	1,270,535
Federal Home Loan Bank advances	359,900	393,000	430,500	354,900	312,000
Securities sold under agreements to repurchase and other borrowings	89,922	109,307	102,482	118,289	151,072
Stockholders' equity	119,783	124,306	132,320	138,784	137,956

For the Year Ended December 31,	2008	2007	2006	2005	2004
(dollars in thousands; except per share amounts)					
Selected Operating Data:					
Interest income	$ 103,405	$ 114,964	$ 116,562	$ 102,799	$ 90,952
Interest expense	45,382	62,040	58,443	41,873	34,931
Net interest income	58,023	52,924	58,119	60,926	56,021
Provision for loan losses	1,775	700	150	350	300
Net interest income after provision for loan losses	56,248	52,224	57,969	60,576	55,721
Other income	12,823	2,531	13,608	24,090	20,740
Operating expenses	47,447	53,820	52,381	54,834	48,759
Income before provision (benefit) for income taxes	21,624	935	19,196	29,832	27,702
Provision (benefit) for income taxes	6,860	(140)	6,563	10,335	9,757
Net income	$ 14,764	$ 1,075	$ 12,633	$ 19,497	$ 17,945
Basic earnings per share	$ 1.27	$ .09	$ 1.09	$ 1.65	$ 1.48
Diluted earnings per share	$ 1.26	$ .09	$ 1.07	$ 1.60	$ 1.42

Selected Consolidated Financial and Other Data (continued)

Selected Consolidated Financial and Other Data of the Company *(continued)*

At or For the Year Ended December 31,	2008	2007	2006	2005	2004
Selected Financial Ratios and Other Data (1):					
Performance Ratios:					
Return on average assets	.78%	.05%	.62%	1.00%	.98%
Return on average stockholders' equity	11.98	.86	9.40	14.43	13.34
Stockholders' equity to total assets	6.45	6.45	6.37	6.99	7.21
Tangible equity to tangible assets	6.45	6.45	6.32	6.93	7.13
Average interest rate spread (2)	3.00	2.50	2.69	3.07	3.03
Net interest margin (3)	3.24	2.79	2.98	3.30	3.23
Average interest-earning assets to average interest-bearing liabilities	109.47	108.96	109.53	109.74	110.24
Operating expenses to average assets	2.52	2.70	2.56	2.81	2.67
Efficiency ratio (4)	66.97	97.05	73.03	64.50	63.52
Asset Quality Ratios:					
Non-performing loans as a percent of total loans receivable (5)(6)	.97	.52	.25	.09	.23
Non-performing assets as a percent of total assets (6)	.92	.48	.23	.09	.20
Allowance for loan losses as a percent of total loans receivable (5)	.70	.62	.57	.62	.69
Allowance for loan losses as a percent of total non-performing loans (6)	72.71	119.76	226.25	655.80	306.42
Per Share Data:					
Cash dividends per share	$ .80	$ .80	$ .80	$ .80	$ .80
Book value per common share at end of period	9.69	10.07	10.79	10.93	10.59
Tangible book value per common share at end of period	9.69	10.07	10.70	10.83	10.49
Number of full-service customer facilities:	23	20	21	18	17

(1) With the exception of end of year ratios, all ratios are based on average daily balances.
(2) The average interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3) The net interest margin represents net interest income as a percentage of average interest-earning assets.
(4) Efficiency ratio represents the ratio of operating expenses to the aggregate of other income and net interest income.
(5) Total loans receivable includes loans receivable and loans held for sale.
(6) Non-performing assets consist of non-performing loans and real estate acquired through foreclosure ("REO"). Non-performing loans consist of all loans 90 days or more past due and other loans in the process of foreclosure. It is the Company's policy to cease accruing interest on all such loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

OceanFirst Financial Corp. (the "Company" or "OCFC") is the holding company for OceanFirst Bank (the "Bank"). On August 17, 1995, the Board of Directors (the "Board") of the Bank adopted a Plan of Conversion, as amended, to convert from a Federally-chartered mutual savings bank to a Federally-chartered capital stock savings bank with the concurrent formation of a holding company (the "Conversion").

The Conversion was completed on July 2, 1996 with the issuance by the Company of 25,164,235 shares of its common stock in a public offering to the Bank's eligible depositors and the Bank's employee stock ownership plan (the "ESOP"). Concurrent with the close of the Conversion, an additional 2,013,137 shares of common stock (8% of the offering) were issued and donated by the Company to OceanFirst Foundation (the "Foundation"), a private foundation dedicated to charitable purposes within Ocean County, New Jersey and its neighboring communities.

The Company conducts business, primarily through its ownership of the Bank which operates its administrative/branch office located in Toms River and twenty-two other branch offices. Eighteen of the offices are located in Ocean County, New Jersey, with four branches in Monmouth County and one in Middlesex County. The Bank also operates one loan production office in Kenilworth, New Jersey and a trust and wealth management office in Manchester New Jersey.

The Company's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on the Company's interest-earning assets, such as loans and investments, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings. The Company also generates non-interest income such as income from loan sales, reverse mortgage loan originations, loan servicing, merchant check card services, deposit account services, the sale of alternative investments, trust and asset management services and other fees. The Company's operating expenses primarily consist of compensation and employee benefits, occupancy and equipment, marketing, and other general and administrative expenses. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory agencies.

Strategy

The Company operates as a consumer-oriented bank, with a strong focus on its local community. The Bank is the oldest and largest community-based financial institution headquartered in Ocean County, New Jersey. The Bank competes with generally larger and out-of-market financial service providers through its local focus and the delivery of superior service.

The Company's strategy has been to consistently grow profitability while limiting credit and interest rate risk exposure. To accomplish these objectives, the Bank has sought to (1) grow commercial loans receivable through the offering of commercial lending services to local businesses; (2) grow core deposits (defined as all deposits other than time deposits) through de novo branch expansion and product offerings appealing to a broadened customer base; (3) increase non-interest income by expanding the menu of fee-based products and services; and (4) actively manage the Company's capital position.

With industry consolidation eliminating most locally-headquartered competitors, the Company saw an opportunity to fill a perceived void for locally delivered commercial loan and deposit services. As such, the Bank assembled an experienced team of business banking professionals responsible for offering commercial loan and deposit services and merchant check card services to local businesses. As a result of this initiative, commercial loans represented 23.4% of the Bank's total loans at December 31, 2008 as compared to 18.0% at December 31, 2003 and only 3.6% at December 31, 1997. Commercial loan growth in 2008 of $8.6 million, or 2.3%, was less than the Bank's expectations due to an economic recession which limited loan demand for high-quality credits. For 2009, these factors may once again impact the Bank's commercial loan growth. The diversification of the Bank's loan products entails a higher degree of credit risk than is involved in one-to-four family residential mortgage lending activity. As a consequence, management continues to employ a well-defined credit policy focusing on quality underwriting and close management and Board monitoring.

The Bank seeks to increase core deposit market share in its primary market area by expanding the branch network and improving market penetration. Over the past thirteen years through December 31, 2008, the Bank has opened fifteen branch offices, eleven in Ocean County and four in Monmouth County. The Bank is continually evaluating additional office sites within its existing market area.

At December 31, 2008, the fifteen most recently opened branches maintained an average core deposit ratio of 76.9%. Core account development has also benefited from the Bank efforts to attract business deposits in conjunction with its commercial lending operations and from an expanded mix of retail core account products. Additionally, marketing and incentive plans have focused on core account growth. As a result of these efforts the Bank's core deposit ratio has grown to 71.2% at December 31, 2008 as compared to 66.1% at December 31, 2003 and only 33.0% at December 31, 1997. Core deposits are generally considered a less expensive and more stable funding source than certificates of deposit.

Management continues to diversify the Bank's product line in order to enhance non-interest income. The Bank offers alternative investment products (annuities, mutual funds and life insurance) for sale through its retail branch network. The products are non-proprietary, sold through a third party vendor, and provide the Bank with fee income opportunities. In early 2005, the alternative investment program was expanded to add Licensed Bank Employees which allows the Bank to capture more of the revenue associated with the sale of investment products. The Bank introduced trust and asset management services in early 2000 and has also expanded the non-interest income received from small business relationships including merchant services. During 2002, the Bank established a captive subsidiary to recognize fee income from private mortgage insurance. As a result of these initiatives, income from fees and service charges has increased to $10.8 million for the year ended December 31, 2008 as compared to $7.9 million for the year ended December 31, 2003 and only $1.4 million for the year ended December 31, 1997. The average annual increase from December 31, 1997 through December 31, 2008 is 20.6%. In early 2008, the Bank terminated a joint venture agreement with a title insurance agency. During 2003, the Bank began offering reverse mortgage loans. The Bank has been approved by the Federal National Mortgage Association ("FNMA") and another institutional investor as a seller/servicer of reverse mortgage loans. The income from reverse mortgage lending is included in the net gain on sales of loans and securities available for sale.

With post conversion capital levels exceeding 20%, management recognized the need to address the Company's overcapitalized position in order to improve return on equity. The capital management plan implemented over the past several years included share repurchases and a strong cash dividend payout of earnings. The Company's share repurchase plan was discontinued after the first quarter of 2007 due to the net losses incurred in the fourth quarter of 2006 and the first quarter of 2007. Additionally, the Company decided to build capital levels during 2008 as a result of the economic downturn. From conversion date through December 31, 2008, the Company has repurchased a total of 17.0 million common shares, 62.4% of the shares originally issued in the conversion. The capital management plan successfully reduced the Company's capital ratio from 19.4% at December 31, 1996 to a low of 6.4% at December 31, 2006. At December 31, 2008 the ratio increased to 6.5%.

Summary

During 2008, short-term interest rates declined and the interest rate yield curve steepened as compared to 2007. The changing interest rate environment has generally had a positive impact on the Bank's results of operations and net interest margin. Interest-earning assets, both loans and securities, are generally priced against longer-term indices, while interest-bearing liabilities, primarily deposits and borrowings, are generally priced against short-term indices. Conversely during 2008, there has been a general weakening of the overall economy coupled with declining real estate values. These conditions have had an adverse impact on the Bank's results of operations as non-performing loans and the provision for loan losses have increased.

The Company's earnings for the year ended December 31, 2007 was adversely affected by losses at Columbia Home Loans, LLC ("Columbia"), the Company's mortgage banking subsidiary, relating to the origination of subprime loans. In March 2007, Columbia discontinued the origination of all subprime loans and in September 2007, the Bank discontinued all loan origination activity at Columbia; the offices were closed and all employees were either discharged or reassigned. At December 31, 2008, the Bank was still holding subprime loans with a gross prinicipal balance of $5.3 million and a carrying value, net of reserves and lower of cost or market adjustment, of $3.3 million and Alt-A loans with a gross principal balance of $5.7 million and a carrying value, net of reserves and lower of cost or market adjustment of $4.9 million.

Critical Accounting Policies

Note 1 to the Company's Audited Consolidated Financial Statements for the year ended December 31, 2008 contains a summary of significant accounting policies. Various elements of these accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. Certain assets are carried in the consolidated statements of financial condition at fair value or the lower of cost or fair value. Policies with respect to the methodologies used to determine the allowance for loan losses, the reserve for repurchased loans, the valuation of Mortgage Servicing Rights and judgments regarding securities impairment are the most critical accounting policies because they are important to the presentation of the Company's financial condition and results of operations, involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. The use of different judgments, assumptions and estimates could result in material differences in the results of operations or financial condition. These critical accounting policies and their application are reviewed periodically and, at least annually, with the Audit Committee of the Board of Directors.

Allowance for Loan Losses

The allowance for loan losses is a valuation account that reflects probable incurred losses in the loan portfolio based on management's evaluation of the risks inherent in the Bank's loan portfolio and the general economy. The Bank maintains the allowance for loan losses through provisions for loan losses that are charged to income. Charge-offs against the allowance for loan losses are taken on loans where management determines that the collection of loan principal is unlikely. Recoveries made on loans that have been charged-off are credited to the allowance for loan losses when payment is received. The allowance for loan losses is maintained at an amount management considers sufficient to provide for probable losses based on evaluating known and inherent risks in the loan portfolio resulting from management's continuing analysis of the factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the loan portfolio, actual loan loss experience, current economic conditions, detailed analysis of individual loans for which full collectibility may not be assured, and the determination of the existence and realizable value of the collateral and guarantees securing the loan.

The Bank's allowance for loan losses consists of a specific allowance and a general allowance, each updated on a quarterly basis. A specific allowance is determined for all impaired assets classified as substandard, doubtful or loss where the value of the underlying collateral can reasonably be evaluated; generally those loans secured by real estate. The Bank obtains an updated appraisal whenever a loan secured by real estate becomes 90 days delinquent. The specific allowance represents the difference between the Bank's recorded investment in the loan and the fair value of the collateral, less estimated disposal costs. A general allowance is determined for all other classified and non-classified loans. In determining the level of the general allowance, the Bank segments the loan portfolio into various risk tranches based on type of loan (mortgage, consumer and commercial); and certain underwriting characteristics. An estimated loss factor is then applied to each risk tranche. The loss factors are determined based upon historical loan loss experience, current economic conditions, underwriting standards, internal loan review results and other factors.

An overwhelming percentage of the Bank's loan portfolio, whether one-to-four family, consumer or commercial, is secured by real estate. Additionally, most of the Bank's borrowers are located in Ocean County, New Jersey and the surrounding area. These concentrations may adversely affect the Bank's loan loss experience should real estate values decline or should the Ocean County area experience an adverse economic downturn.

Management believes the primary risks inherent in the portfolio are possible increases in interest rates, a decline in the economy, generally, and a decline in real estate market values. Any one or a combination of these events may adversely affect the borrowers' ability to repay the loans, resulting in increased delinquencies, loan losses and future levels of provisions. Accordingly, the Bank has provided for loan losses at the current level to address the current risk in the loan portfolio.

Although management believes that the Bank has established and maintained the allowance for loan losses at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. In addition, various regulatory agencies, as part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to make additional provisions for loan losses based upon information available to them at the time of their examination. Although management uses the best information available, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions beyond the Bank's control.

Reserve for Repurchased Loans

The reserve for repurchased loans relates to potential losses on loans sold which may have to be repurchased due to an early payment default, or a violation of representations and warranties. Provisions for losses are charged to gain on sale of loans and credited to the reserve, which is part of other liabilities while actual losses are charged to the reserve. In order to estimate an appropriate reserve for repurchased loans, the Bank considers recent and historical experience, product type and volume of recent whole loan sales and the general economic environment. Management believes that the Bank has established and maintained the reserve for repurchased loans at adequate levels, however, future adjustments to the reserve may be necessary due to economic, operating or other conditions beyond the Bank's control.

Valuation of Mortgage Servicing Rights ("MSR")

The estimated origination and servicing costs of mortgage loans sold in which servicing rights are retained is allocated between the loans and the servicing rights based on their estimated fair values at the time of the loan sale. Servicing assets are carried at the lower of cost or fair value and are amortized in proportion to, and over the period of, net servicing income. The estimated fair value of MSR is determined through a discounted analysis of future cash flows, incorporating numerous assumptions including servicing income, servicing costs, market discount rates, prepayment speeds and default rates. Impairment of the MSR is assessed on the fair value of those rights with any impairment recognized as a component of loan servicing fee income.

The fair value of MSR is sensitive to changes in assumptions. Fluctuations in prepayment speed assumptions have the most significant impact on the fair value of MSR. In the event that loan prepayment activities increase due to increased loan refinancing, the fair value of MSR would likely decline. In the event that loan prepayment activities decrease due to a decline in loan refinancing, the fair value of MSR would likely increase. Additionally, due to the economic downturn, default rates and servicing costs may increase in future periods which would result in a decline in the fair value of MSR. Any measurement of MSR is limited by the existing conditions and assumptions utilized at a particular point in time, and would not necessarily be appropriate if applied at a different point in time.

Impairment of Securities

On a quarterly basis the Bank evaluates whether any securities are other-than-temporarily impaired. In making this determination, the Bank considers the extent and duration of the impairment, the nature and financial health of the issuer, the ability and intent to hold the securities for a period of time sufficient to allow for any anticipated recovery in market value and other factors relevant to specific securities, such as the credit risk of the issuer and whether a guarantee or insurance applies to the security. If a security is determined to be other-than-temporarily impaired, the impairment is charged to income during the period the impairment is found to exist, resulting in a reduction to earnings for that period.

As of December 31, 2008, the Bank concluded that any unrealized losses in the securities available for sale portfolios were temporary in nature because they were primarily related to market interest rates and market illiquidity and not related to the underlying credit quality of the issuers of the securities. Additionally, the Bank has the intent and ability to hold these investments for the time necessary to recover the amortized cost. Future events that would materially change this conclusion and require an impairment loss to be charged to operations include a change in the credit quality of the issuers or a determination that a market recovery in the foreseeable future is unlikely.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends upon the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

The following table sets forth certain information relating to the Company for each of the years ended December 31, 2008, 2007, and 2006. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where noted otherwise. Average balances are derived from average daily balances. The yields and costs include fees which are considered adjustments to yields.

	Year Ended December 31,								
	2008			2007			2006		
(dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets:									
Interest-earning assets:									
Interest-earning deposits and short-term investments	$ 10,496	$ 191	1.82%	$ 10,572	$ 526	4.98%	$ 8,885	$ 437	4.92%
Investment securities (1)	60,952	2,948	4.84	68,118	4,561	6.70	83,999	5,122	6.10
FHLB stock	20,156	1,396	6.93	24,110	1,858	7.71	24,575	1,315	5.35
Mortgage-backed securities (1)	46,970	2,210	4.71	62,110	2,775	4.47	77,416	3,304	4.27
Loans receivable, net (2)	1,653,413	96,660	5.85	1,729,064	105,244	6.09	1,758,230	106,384	6.05
Total interest-earning assets	1,791,987	103,405	5.77	1,893,974	114,964	6.07	1,953,105	116,562	5.97
Non-interest-earning assets	93,055			100,398			96,752		
Total assets	$1,885,042			$1,994,372			$2,049,857		
Liabilities and Equity:									
Interest-bearing liabilities:									
Money market deposit accounts	$ 84,605	$ 1,091	1.29%	$ 94,374	$ 1,577	1.67%	$ 117,935	$ 1,994	1.69%
Savings accounts	200,761	2,014	1.00	195,948	1,941	.99	219,879	1,730	.79
Interest-bearing checking accounts	500,540	9,688	1.94	435,433	11,343	2.60	379,997	8,216	2.16
Time deposits	408,870	13,963	3.42	491,465	21,725	4.42	534,056	21,461	4.02
Total	1,194,776	26,756	2.24	1,217,220	36,586	3.01	1,251,867	33,401	2.67
FHLB advances	344,302	15,974	4.64	413,352	20,435	4.94	426,792	20,184	4.73
Securities sold under agreements to repurchase	69,664	1,209	1.74	84,303	3,393	4.02	92,930	4,068	4.38
Other borrowings	28,238	1,443	5.11	23,368	1,626	6.96	11,543	790	6.84
Total interest-bearing liabilities	1,636,980	45,382	2.77	1,738,243	62,040	3.57	1,783,132	58,443	3.28
Non-interest-bearing deposits	107,976			112,649			120,482		
Non-interest-bearing liabilities	16,876			18,625			11,875		
Total liabilities	1,761,832			1,869,517			1,915,489		
Stockholders' equity	123,210			124,855			134,368		
Total liabilities and equity	$1,885,042			$1,994,372			$2,049,857		
Net interest income		$ 58,023			$52,924			$58,119	
Net interest rate spread (3)			3.00%			2.50%			2.69%
Net interest margin (4)			3.24%			2.79%			2.98%
Ratio of interest-earning assets to interest-bearing liabilities	109.47%			108.96%			109.53%		

(1) Amounts are recorded at average amortized cost.

(2) Amount is net of deferred loan fees, undisbursed loan funds, discounts and premiums and estimated loan loss allowances and includes loans held for sale and non-performing loans.

(3) Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

(4) Net interest margin represents net interest income divided by average interest-earning assets.

Rate Volume Analysis. The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2008 Compared to Year Ended December 31, 2007			Year Ended December 31, 2007 Compared to Year Ended December 31, 2006		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
(in thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest-earning assets:						
Interest-earning deposits and short-term investments	$ (4)	$ (331)	$ (335)	$ 84	$ 5	$ 89
Investment securities	(443)	(1,170)	(1,613)	(1,032)	471	(561)
FHLB stock	(286)	(176)	(462)	(25)	568	543
Mortgage-backed securities	(707)	142	(565)	(678)	149	(529)
Loans receivable, net	(4,516)	(4,068)	(8,584)	(1,821)	681	(1,140)
Total interest-earning assets	(5,956)	(5,603)	(11,559)	(3,472)	1,874	(1,598)
Interest-bearing liabilities:						
Money market deposit accounts	(152)	(334)	(486)	(394)	(23)	(417)
Savings accounts	52	21	73	(201)	413	212
Interest-bearing checking accounts	1,517	(3,172)	(1,655)	1,305	1,822	3,127
Time deposits	(3,309)	(4,453)	(7,762)	(1,784)	2,047	263
Total	(1,892)	(7,938)	(9,830)	(1,074)	4,259	3,185
FHLB advances	(3,272)	(1,189)	(4,461)	(640)	891	251
Securities sold under agreements to repurchase	(512)	(1,672)	(2,184)	(358)	(317)	(675)
Other borrowings	300	(483)	(183)	822	14	836
Total interest-bearing liabilities	(5,376)	(11,282)	(16,658)	(1,250)	4,847	3,597
Net change in net interest income	$ (580)	$ 5,679	$ 5,099	$(2,222)	$(2,973)	$(5,195)

Comparison of Financial Condition at December 31, 2008 and December 31, 2007

Total assets at December 31, 2008 were $1.858 billion, a decrease of $69.6 million, compared to $1.927 billion at December 31, 2007.

Investment and mortgage-backed securities available for sale decreased $36.6 million to $75.2 million at December 31, 2008 as compared to $111.8 million at December 31, 2007 due to a decline in the fair market value of investment securities and repayment of mortgage-backed securities. Loans receivable, net decreased by $27.5 million to a balance of $1.648 billion at December 31, 2008, compared to a balance of $1.676 billion at December 31, 2007. Increases of $8.6 million in commercial and commercial real estate loans and $9.5 million in consumer loans were more than offset by a decline in one-to-four family mortgage loans due to increased prepayments relating to refinancings and the Bank's ongoing strategy to sell newly originated longer-term one-to-four family fixed-rate loans.

Deposit balances decreased $9.7 million to $1.274 billion at December 31, 2008 from $1.284 billion at December 31, 2007. Core deposits, however, increased $77.1 million which was offset by a $86.7 million decrease in time deposits as the Bank maintained its disciplined pricing relating to this product. Total Federal Home Loan Bank borrowings decreased by $45.1 million to $359.9 million at December 31, 2008 as compared to $405.0 million at December 31, 2007 primarily due to the reduction in loans receivable, net.

Stockholders' equity at December 31, 2008 decreased to $119.8 million, compared to $124.3 million at December 31, 2007. Stockholders' equity was reduced by an increase in accumulated other comprehensive loss and the cash dividend.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Comparison of Operating Results for the Years Ended December 31, 2008 and December 31, 2007

General

Net income increased to $14.8 million for the year ended December 31, 2008, as compared to net income of $1.1 million for the year ended December 31, 2007. Diluted earnings per share increased to $1.26 for the year ended December 31, 2008, as compared to $.09 for the same prior year period.

Interest Income

Interest income for the year ended December 31, 2008 was $103.4 million, as compared to $115.0 million for the year ended December 31, 2007. The yield on interest-earning assets decreased to 5.77% for the year ended December 31, 2008, as compared to 6.07% for the same prior year period. Average interest-earning assets decreased $102.0 million for the year ended December 31, 2008, as compared to the same prior year period reflective of the discontinuance of Columbia's mortgage banking operations.

Interest Expense

Interest expense for the year ended December 31, 2008 was $45.4 million, as compared to $62.0 million for the year ended December 31, 2007. The cost of interest-bearing liabilities decreased to 2.77% for the year ended December 31, 2008, as compared to 3.57%, in the same prior year period. Average interest-bearing liabilities decreased by $101.3 million for the year ended December 31, 2008, as compared to the same prior year period. The decrease was concentrated in time deposits which declined $82.6 million, or 16.8%, for the year ended December 31, 2008, as compared to the same prior year period.

Net Interest Income

Net interest income for the year ended December 31, 2008 increased to $58.0 million, as compared to $52.9 million in the same prior year period reflecting a higher net interest margin partly offset by lower levels of interest-earning assets. The net interest margin increased to 3.24% for the year ended December 31, 2008 from 2.79% in the same prior year period. The steepening of the interest rate yield curve caused the decrease in the cost of interest-bearing liabilities to outpace the decrease in the yield on interest-earning assets.

Provision for Loan Losses

For the year ended December 31, 2008, the Company's provision for loan losses was $1,775,000, as compared to $700,000 for the the same prior year period. Non-performing loans increased to $16.0 million at December 31, 2008 from $8.7 million at December 31, 2007. The non-performing loan total includes $1.4 million of loans repurchased due to early payment default that were written down to fair value on date of repurchase and $3.2 million of loans previously held for sale that were also written down to their fair value. The writedown to fair value included an assessment of each loan's potential credit impairment. As a result, these loans do not currently require an adjustment to the allowance for loan losses. Net charge-offs increased to $578,000 for the year ended December 31, 2008, as compared to $470,000 for the same prior year period. Loans receivable, net decreased $27.5 million at December 31, 2008, as compared to December 31, 2007. The increase in the provision for loan losses was primarily due to the increase in non-performing loans and the increase in net charge-offs.

Other Income

Other income was $12.8 million for the year ended December 31, 2008, as compared to $2.5 million for the same prior year period. The net gain on the sale of loans and securities available for sale was $799,000 for the year ended December 31, 2008, as compared to a net loss of $11.0 million in the same prior year period. The net gain for the year ended December 31, 2008 includes a $902,000 net loss on investment securities transactions. The net loss for the year ended December 31, 2007 includes a $9.4 million charge by Columbia to reduce loans held for sale to their current fair market value, a $1.3 million loss on the bulk sale of subprime loans and a $3.5 million charge to supplement the reserve for repurchased loans. The reserve for repurchased loans, which is included in other liabilities in the Company's consolidated statements of financial condition, was $1.1 million at December 31, 2008. For the year ended December 31, 2008, the Company recognized a reversal of the provision for repurchased loans of $248,000 and charge-offs of $1.0 million relating to three loan repurchases and two comprehensive negotiated settlements in lieu of a loan repurchase. At December 31, 2008 there was one outstanding loan repurchase request, which the Company is contesting.

Income from Bank Owned Life Insurance ("BOLI") decreased by $580,000 for the year ended December 31, 2008 as compared to the same prior year period. Results for the year ended December 31, 2008 were adversely affected by a $568,000 impairment to certain investment securities held by the BOLI's underlying investment fund. The Company's BOLI is held in a separate account insurance product which is invested in a fixed income portfolio designed to track the Lehman Brothers Aggregate Bond Index.

Fees and service charges decreased $836,000 for the year ended December 31, 2008, as compared to the same prior year period. For the year ended December 31, 2007 $1.1 million in reverse mortgage fees were included in fees and service charges. For 2008, this income is included in the net gain on sales of loans. Additionally, income from PMI reinsurance fees decreased $282,000 for the year ended December 31, 2008 as compared to the same prior year period due to reserves for expected claims. These decreases were partly offset by increases in checking account fees.

Operating Expenses

Operating expenses were $47.4 million for the year ended December 31, 2008, as compared to $53.8 million in the same prior year period. The expense reduction is primarily due to the shuttering of Columbia in late 2007 which eliminated most, but not all, of the expenses related to this entity. Also, operating expenses for the year ended December 31, 2007 included an expense of $1.0 million representing a write-off of the previously established goodwill on the acquisition of Columbia. Operating expenses for the year ended December 31, 2008 also benefited from a reduction in retirement plan expense. Operating expenses for the year ended December 31, 2008 include costs relating to the opening of new branches in Freehold, Waretown and Bayville, New Jersey. Additionally, the Company experienced increased charges relating to the inability to sublet vacant Columbia office space as well as elevated legal fees associated with the shuttering of Columbia. The Federal Deposit Insurance Corp. ("FDIC") has proposed new rules which will increase deposit insurance assessment rates and alter the way it differentiates for risk in the risk-based assessment system. The proposed rule will likely increase the Company's Federal deposit insurance expense beginning in 2009.

Provision for Income Taxes

Income tax provision was $6.9 million for the year ended December 31, 2008, as compared to a benefit of $140,000 for the same prior year period. The provision for income taxes for the year ended December 31, 2008 benefited from $524,000 in state tax refunds relating to OceanFirst Realty Corp. for the years 2002 through 2006. The benefit for the year ended December 31, 2007 was primarily related to the non-taxable income from Bank Owned Life Insurance and the allowable tax deduction for dividends paid by the ESOP.

For the year ended December 31, 2008 state income tax expense benefited from the utilization of the Bank's net operating loss carryforward ("NOL") of $17.2 million. The NOL was created over time as dividend income from the Bank's subsidiary, OceanFirst Realty Corp., a qualified Real Estate Investment Trust ("REIT") was excluded from the Bank's income. The State of New Jersey has since published a regulation to disallow the dividends received deduction for the direct receipt of a dividend from a REIT to its corporate parent. The state regulatory change and the utilization of the Bank's NOL will likely cause the Company's effective state tax rate to increase to at least 3.6% (2.34% after Federal benefit) in future periods. The Company's effective state tax rate for 2008 was 1.2%, before Federal benefit, and excluding the state tax refunds indicated above.

Comparison of Operating Results for the Years Ended December 31, 2007 and December 31, 2006

General

Net income decreased to $1.1 million for the year ended December 31, 2007, as compared to net income of $12.6 million for the year ended December 31, 2006. Diluted earnings per share decreased to $.09 for the year ended December 31, 2007, as compared to $1.07 for the same prior year period.

Interest Income

Interest income for the year ended December 31, 2007 was $115.0 million, as compared to $116.6 million for the year ended December 31, 2006. The yield on interest-earning assets increased to 6.07% for the year ended December 31, 2007, as compared to 5.97% for the same prior year period. Average interest-earning assets decreased $59.1 million for the year ended December 31, 2007, as compared to the same prior year period reflective of the discontinuance of Columbia's mortgage banking operations and the decrease in investment and mortgage-backed securities available for sale.

Interest Expense

Interest expense for the year ended December 31, 2007 was $62.0 million, as compared to $58.4 million for the year ended December 31, 2006. The cost of interest-bearing liabilities increased to 3.57% for the year ended December 31, 2007, as compared to 3.28%, in the same prior year period. Average interest-bearing liabilities decreased by $44.9 million for the year ended December 31, 2007, as compared to the same prior year period. The decrease was concentrated in time deposits which declined $42.6 million, or 8.0%, for the year ended December 31, 2007, as compared to the same prior year period.

Net Interest Income

Net interest income for the year ended December 31, 2007 decreased to $52.9 million, as compared to $58.1 million in the same prior year period. The net interest margin decreased to 2.79% for the year ended December 31, 2007 from 2.98% in the same prior year period. The slope of the interest rate yield curve caused the increase in the cost of interest-bearing liabilities to outpace the increase in the yield on interest-earning assets.

Provision for Loan Losses

For the year ended December 31, 2007, the Company's provision for loan losses was $700,000, as compared to $150,000 for the the same prior year period. Net charge-offs increased to $470,000 for the year ended December 31, 2007, as compared to $372,000 for the same prior year period. Loans receivable, net decreased $25.5 million at December 31, 2007, as compared to December 31, 2006. Non-performing loans increased to $8.7 million at December 31, 2007 from $4.5 million at December 31, 2006. The non-performing loan total includes $1.2 million of repurchased one-to-four family and consumer loans and $2.8 million of one-to-four family and consumer loans previously held for sale, which were written down to their fair market value. The writedown to fair market value included an assessment of each loan's potential credit impairment. As a result, these loans do not currently require an adjustment to the allowance for loan losses. The increase in the provision for loan losses was primarily due to the increase in net charge-offs and the increase in non-performing loans.

Other Income

Other income was $2.5 million for the year ended December 31, 2007, as compared to $13.6 million for the same prior year period. The net loss on the sale of loans was $11.0 million for the year ended December 31, 2007, as compared to a net gain of $1.4 million in the same prior year period. The change from the prior year was due to reduced loan sale activity and lower of cost or market charges on loans held for sale partly offset by a reduction to the provision for repurchased loans. The net loss for the year ended December 31, 2007 is partly due to the decision to discontinue the operations of Columbia resulting in a decrease in loan sale activity for the year. Also, included in the loss on sale of loans for the year ended December 31, 2007 are lower of cost or market charges of $9.4 million incurred by Columbia to reduce loans held for sale to their current fair market value. Additionally, for the year ended December 31, 2007, the net provision for repurchased loans was $3.5 million which is included as part of the loss on sale of loans, as compared to a provision for repurchased loans of $9.6 million in the same prior year period.

Fees and service charges increased $1.2 million for the year ended December 31, 2007, as compared to the same prior year period primarily related to increases in fees from trust services and deposit accounts.

Operating Expenses

Operating expenses were $53.8 million for the year ended December 31, 2007, as compared to $52.4 million in the same prior year period. The increase was partly due to the cost of new branches and higher professional fees. Additionally, occupancy expense for the year ended December 31, 2007 included a charge of $760,000 for lease termination costs at Columbia. For the year ended December 31, 2007 operating expenses include $1.0 million relating to the write-off of the previously established goodwill on the August 2000 acquisition of Columbia. These increases were partly offset by decreased operating expenses due to the discontinuation of operations at Columbia and lower ESOP expense.

Provision for Income Taxes

Income tax benefit was $140,000 for the year ended December 31, 2007, as compared to an expense of $6.6 million for the same prior year period. The benefit for the year ended December 31, 2007 was primarily related to the non-taxable income from Bank Owned Life Insurance and the allowable tax deduction for dividends paid by the ESOP.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, proceeds from the sales of loans, Federal Home Loan Bank ("FHLB") advances and other borrowings and, to a lesser extent, investment maturities. While scheduled amortization of loans is a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company has other sources of liquidity if a need for additional funds arises, including an overnight line of credit and advances from the FHLB.

At December 31, 2008, the Bank had outstanding overnight borrowings from the FHLB of $83.9 million, an increase from $58.0 million in overnight borrowings at December 31, 2007. The Bank utilizes the overnight line from time-to-time to fund short-term liquidity needs. Securities sold under agreements to repurchase with retail customers decreased to $62.4 million at December 31, 2008 from $69.8 million at December 31, 2007. Like deposit flows, this funding source is dependent upon demand from the Bank's customer base. The Bank also had other borrowings with the FHLB of $276.0 million at December 31, 2008, a decrease from $347.0 million at December 31, 2007.

The Company's cash needs for the year ended December 31, 2008 were primarily satisfied by principal payments on loans and mortgage-backed securities and proceeds from the sale of mortgage loans held for sale. The cash was principally utilized for loan originations, to reduce Federal Home Loan Bank borrowings and to fund deposit outflows. For the year ended December 31, 2007, the cash needs of the Company were primarily satisfied by prinicipal payments on loans and mortgage-backed securities, maturities or calls of investment securities, proceeds from the sale of mortgage loans held for sale and the issuance of debt in the form of trust preferred securities. The cash was principally utilized for loan originations and repurchases, to fund deposit outflows and to reduce Federal Home Loan Bank borrowings.

In the normal course of business, the Bank routinely enters into various commitments, primarily relating to the origination and sale of loans. At December 31, 2008, outstanding commitments to originate loans totaled $47.3 million; outstanding unused lines of credit totaled $174.2 million; and outstanding commitments to sell loans totaled $16.6 million. The Bank expects to have sufficient funds available to meet current commitments in the normal course of business.

Time deposits scheduled to mature in one year or less totaled $295.0 million at December 31, 2008. Based upon historical experience, management estimates that a significant portion of such deposits will remain with the Bank.

Under the Company's stock repurchase programs, shares of OceanFirst Financial Corp. common stock may be purchased in the open market and through other privately negotiated transactions, from time-to-time, depending on market conditions. The repurchased shares are held as treasury stock for general corporate use. The Company's share repurchase plan was discontinued after the first quarter of 2007 due to net losses incurred in the fourth quarter of 2006 and the first quarter of 2007. Additionally, the Company decided to build capital levels during 2008 as a result of the economic downturn. For the year ended December 31, 2008 there were no stock purchases. For the year ended December 31, 2007, the Company purchased 49,701 shares of common stock at a total cost of $1.1 million. Cash dividends declared and paid during the year ended December 31, 2008 were $9.4 million, compared to $9.3 million declared and paid during the year ended December 31, 2007. On January 21, 2009, the Board of Directors declared a quarterly cash dividend of twenty cents ($0.20) per common share. The dividend was payable on February 13, 2009 to stockholders of record at the close of business on January 30, 2009.

The primary sources of liquidity specifically available to the Company, are capital distributions from the banking subsidiary, borrowings and issuance of debt and trust preferred securities. For the year ended December 31, 2008, OceanFirst Financial Corp. received a $3.2 million dividend payment from OceanFirst Bank which was supplemented by existing liquidity. OceanFirst Financial Corp.'s ability to continue to pay dividends and repurchase stock will be partly dependent upon capital distributions from OceanFirst Bank which may be adversely affected by capital restraints imposed by the Office of Thrift Supervision ("OTS"). Pursuant to OTS regulations, a notice is required to be filed with the OTS prior to the Bank paying a dividend to OceanFirst Financial Corp. The OTS has the regulatory authority to require the Bank to maintain tier one core and total risk-based capital ratios that are higher than those required to be "well capitalized", which may restrict the Bank's ability to pay dividends to the Company. If the Company requires dividends from the Bank to meet its liquidity needs, it will file the required notice with the OTS; however, the Company cannot predict whether the OTS will approve the Bank's request to pay a dividend to OceanFirst Financial Corp. The OTS may object to a proposed dividend, notwithstanding the Bank's compliance with its capital requirements, if the dividend raises safety and soundness concerns or if the dividend would violate a prohibition contained in any statute, regulation or agreement between the Bank and the OTS or a condition imposed on the Bank by the OTS. If the OTS objects to the Bank's request to pay a dividend to the Company, the Company may not have the liquidity necessary to pay a dividend in the future or pay a dividend at the same rate as historically paid, or be able to repurchase its stock or meet current debt obligations. At December 31, 2008, OceanFirst Financial Corp. held $1.4 million in cash and $2.2 million in investment securities available for sale. Additionally, OceanFirst Financial Corp. has an available line of credit for up to $4.0 million which was not drawn upon at December 31, 2008.

In January 2009, the Company completed the sale of 38,263 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A totaling $38.3 million to the U.S. Department of Treasury under the Capital Purchase Program (the "Program") of the Emergency Economic Stabilization Act of 2008. The voluntary equity investment from the U. S. Treasury represents 3% of total risk weighted assets as of September 30, 2008. The Preferred Stock will pay cumulative dividends to the Treasury of 5% a year for the first five years and 9% a year thereafter. In conjunction with the Preferred Stock issuance, the Treasury also received a ten year warrant to purchase 380,853 shares of common stock at an exercise price of $15.07. Upon receipt, OceanFirst Financial Corp. distributed 50% of the funds to the Bank and retained 50% at the Holding Company.

At December 31, 2008, the Bank exceeded all of its regulatory capital requirements with tangible capital of $152.4 million, or 8.1%, of the Bank's total adjusted assets, which is above the required level of $28.2 million or 1.5%; core capital of $152.4 million or 8.1% of the Bank's total adjusted assets, which is above the required level of $75.3 million, or 4.0%; and risk-based capital of $162.9 million, or 12.6% of the Bank's risk-weighted assets, which is above the required level of $103.1 million or 8.0%. The Bank is considered a "well-capitalized" institution under the Office of Thrift Supervision's prompt corrective action regulations.

Off-Balance-Sheet Arrangements and Contractual Obligations

In the normal course of operations, the Bank engages in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in the financial statements, or are recorded in amounts that differ from the notional amounts. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used for general corporate purposes or for customer needs. Corporate purpose transactions are used to help manage credit, interest rate, and liquidity risk or to optimize capital. Customer transactions are used to manage customers' requests for funding. These financial instruments and commitments include unused consumer lines of credit and commitments to extend credit and are discussed in Note 13 to the Consolidated Financial Statements. The Bank also has outstanding commitments to sell loans amounting to $16.6 million.

The Bank has entered into loan sale agreements with investors in the normal course of business. The loan sale agreements generally require the Bank to repurchase loans previously sold in the event of an early payment default or a violation of various representations and warranties customary to the mortgage banking industry. In the opinion of management, the potential exposure related to the Bank's loan sale agreements is adequately provided for in the reserve for repurchased loans included in other liabilities. At December 31, 2008 and 2007 the reserve for repurchased loans amounted to $1.1 million and $2.4 million, respectively.

The following table shows the contractual obligations of the Bank by expected payment period as of December 31, 2008 (in thousands). Further discussion of these commitments is included in Notes 9 and 13 to the Consolidated Financial Statements.

Contractual Obligation	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$303,500	$108,000	$133,000	$35,000	$27,500
Operating Lease Obligations	27,642	2,067	3,710	3,040	18,825
Purchase Obligations	9,409	3,102	5,767	540	—
	$340,551	$113,169	$142,477	$38,580	$46,325

Long-term debt obligations include borrowings from the Federal Home Loan Bank and other borrowings. The borrowings have defined terms and under certain circumstances are callable at the option of the lender.

Operating leases represent obligations entered into by the Bank for the use of land and premises. The leases generally have escalation terms based upon certain defined indexes.

Purchase obligations represent legally binding and enforceable agreements to purchase goods and services from third parties and consist primarily of contractual obligations under data processing servicing agreements. Actual amounts expended vary based on transaction volumes, number of users and other factors.

Impact of New Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company adopted the statement effective January 1, 2008. The adoption of SFAS No. 159 did not have a material impact on the Company's financial statements as the Company did not choose to measure any additional financial instruments or certain other items at fair value.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. The Company adopted the statement effective January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Company's operations. In February 2008, Financial Accounting Standards Board Staff Position ("FSP") No. 157-2, "Effective Date of FASB Statement No. 157" was issued. FSP No. 157-2 delayed the application of SFAS No.157 for non-financial assets and non-financial liabilities until January 1, 2009. In October 2008, FSP No. 157-3 "Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active" was issued which clarifies the applications of SFAS No. 157 in a market that is not active.

In June 2007, the Emerging Issues Task Force ("EITF") of the FASB issued EITF 06-11 which provides guidance on how an entity should recognize the income tax benefit received on dividends that are (a) paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options and (b) charge to retained earnings under SFAS No. 123(R). The Company adopted EITF 06-11 effective January 1, 2008. The adoption of EITF 06-11 did not have a material impact on the Company's financial statements.

In June 2008, EITF 03-6-1 was issued which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share. EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of EITF 03-6-1 is not expected to have a material impact on the Company's financial statements.

Asset Quality

The following table sets forth information regarding non-performing assets consisting of non-accrual loans and Real Estate Owned ("REO") and activity in the allowance for loan losses. The Bank had no troubled-debt restructured loans and five REO properties at December 31, 2008. It is the policy of the Bank to cease accruing interest on loans 90 days or more past due or in the process of foreclosure. For the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively, the amount of interest income that would have been recognized on non-accrual loans if such loans had continued to perform in accordance with their contractual terms was $913,000, $210,000, $189,000, $115,000 and $128,000.

At or For The Year Ended December 31,	2008	2007	2006	2005	2004
(dollars in thousands)					
Non-accrual loans:					
Real estate:					
One-to-four family	$ 8,696	$ 6,620	$ 2,703	$ 1,084	$ 1,337
Commercial real estate, multi-family and land	5,527	1,040	286	—	744
Consumer	1,435	586	281	299	784
Commercial	385	495	1,255	212	623
Total	16,043	8,741	4,525	1,595	3,488
REO, net	1,141	438	288	278	288
Total non-performing assets	$17,184	$ 9,179	$ 4,813	$ 1,873	$ 3,776
Allowance for loan losses:					
Balance at beginning of year	$10,468	$10,238	$10,460	$10,688	$10,802
Less: Net charge-offs	578	470	372	578	414
Add: Provision for loan losses	1,775	700	150	350	300
Balance at end of year	$11,665	$10,468	$10,238	$10,460	$10,688
Ratio of net charge-offs during the year to average net loans outstanding during the year	.03%	.03%	.02%	.04%	.03%
Allowance for loan losses as percent of total loans receivable (1)	.70	.62	.57	.62	.69
Allowance for loan losses as a percent of total non-performing loans (2)	72.71	119.76	226.25	655.80	306.42
Non-performing loans as a percent of total loans receivable (1)(2)	.97	.52	.25	.09	.23
Non-performing assets as a percent of total assets (2)	.92	.48	.23	.09	.20

(1) Total loans receivable includes loans receivable and loans held for sale.

(2) Non-performing assets consist of non-performing loans and real estate acquired through foreclosure. Non-performing loans consist of all loans 90 days or more past due and other loans in the process of foreclosure. It is the Company's policy to cease accruing interest on all such loans.

The non-performing loan total includes $1.4 million of repurchased one-to-four family and consumer loans and $3.2 million of one-to-four family and consumer loans previously held for sale, which were written down to their fair market value.

The Bank has developed an internal asset classification system which classifies assets depending on risk of loss characteristics. The asset classifications comply with certain regulatory guidelines. At December 31, 2008, the Bank had $17.2 million of assets, including all REO, classified as "Substandard," $14,300 of assets classified as "Doubtful" and no assets classified as "Loss." Additionally, "Special Mention" assets totaled $9.0 million at December 31, 2008. These loans are classified as Special Mention due to past delinquencies or other identifiable weaknesses.

The Substandard category includes two commercial loan relationships totaling $4.0 million which became non-performing during 2008. The first loan relationship totals $2.1 million and is adequately secured by commercial real estate collateral and personal guarantees. The second loan relationship totals $1.9 million and is well secured by commercial real estate collateral. The largest Special Mention relationship comprised several credit facilities to a large, real estate agency with an aggregate balance of $3.3 million which was current as to payments, but criticized due to declining revenue and operating losses of the borrower. The loans are secured by commercial real estate and the personal guarantee of the principals. A second Special Mention relationship of $3.2 million is outstanding to a leasing company. The loan is secured by commercial real estate, auto titles, other business assets and personal guarantees. All of the non-performing loans noted above are included in the Substandard category.

The provision for loan losses increased by $1.1 million for the year ended December 31, 2008, as compared to the prior year primarily due to the increase in non-performing loans and the increase in net charge-offs. Non-performing loans increased by $7.3 million. As noted above, the non-performing loan total includes $1.4 million of repurchased loans and $3.2 million of loans previously held for sale, both of which were written down to their fair market value, which included an assessment of each loan's potential credit impairment. Net charge-offs increased to $578,000 for the year ended December 31, 2008, as compared to $470,000 for the same prior year period. Loans receivable, net decreased $27.5 million at December 31, 2008, as compared to December 31, 2007.

Management of Interest Rate Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its lending, investment and deposit-taking activities. The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact the Company's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. To that end, management actively monitors and manages interest rate risk exposure.

The principal objectives of the Company's interest rate risk management function are to evaluate the interest rate risk inherent in certain balance sheet accounts; determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives; and manage the risk consistent with Board approved guidelines. Through such management, the Company seeks to reduce the exposure of its operations to changes in interest rates. The Company monitors its interest rate risk as such risk relates to its operating strategies. The Bank's Board of Directors has established an Asset Liability Committee ("ALCO") consisting of members of the Bank's management, responsible for reviewing the asset liability policies and interest rate risk position. ALCO meets monthly and reports trends and the Company's interest rate risk position to the Board of Directors on a quarterly basis. The extent of the movement of interest rates, higher or lower, is an uncertainty that could have an impact on the earnings of the Company.

The Bank utilizes the following strategies to manage interest rate risk: (1) emphasizing the origination for portfolio of fixed-rate mortgage loans generally having terms to maturity of not more than fifteen years, adjustable-rate loans, floating-rate and balloon maturity commercial loans, and consumer loans consisting primarily of home equity loans and lines of credit; (2) holding primarily short-term and/or adjustable- or floating-rate mortgage-backed and investment securities; (3) attempting to reduce the overall interest rate sensitivity of liabilities by emphasizing core and longer-term deposits; and (4) managing the maturities of wholesale borrowings. The Bank may also sell fixed-rate mortgage loans into the secondary market. In determining whether to retain fixed-rate mortgages, management considers the Bank's overall interest rate risk position, the volume of such loans, the loan yield and the types and amount of funding sources. The Bank periodically retains fixed-rate mortgage loan production in order to improve yields and increase balance sheet leverage. During periods when fixed-rate mortgage loan production is retained, the Bank generally attempts to extend the maturity on part of its wholesale borrowings. For the past few years, the Bank has sold most 30 year fixed-rate mortgage loan originations in the secondary market. The Company currently does not participate in financial futures contracts, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments, but may do so in the future to manage interest rate risk.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position theoretically would not be in as favorable a position, compared to an institution with a positive gap, to invest in higher-yielding assets. This may result in the yield on the institution's assets increasing at a slower rate than the increase in its cost of interest-bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap might experience a repricing of its assets at a slower rate than its interest-bearing liabilities, which, consequently, may result in its net interest income growing at a faster rate than an institution with a positive gap position.

The Company's interest rate sensitivity is monitored through the use of an interest rate risk ("IRR") model. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2008, which were anticipated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods shown. At December 31, 2008, the Company's one-year gap was negative 5.72% as compared to negative 9.57% at December 31, 2007. Except as stated below, the amount of assets and liabilities which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table is intended to provide an approximation of the projected repricing of assets and liabilities at December 31, 2008, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three month period and subsequent selected time intervals. Loans receivable reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans. Loans were projected to prepay at rates between 3.0% and 37.0% annually. Mortgage-backed securities were projected to prepay at rates between 11.0% and 16.0% annually. Savings accounts, interest-bearing checking accounts and money market deposit accounts were assumed to decay, or run-off, at 1.5% per month. Prepayment and decay rates can have a significant impact on the Company's estimated gap.

There can be no assurance that projected prepayment rates for loans and mortgage-backed securities will be achieved or that projected decay rates for deposits will be realized.

At December 31, 2008	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total
(dollars in thousands)						
Interest-earning assets [1]:						
Interest-earning deposits and short-term investments	$ 4,967	$ —	$ —	$ —	$ —	$ 4,967
Investment securities	56,826	150	302	—	370	57,648
FHLB stock	—	—	—	—	20,910	20,910
Mortgage-backed securities	6,770	18,234	9,418	5,649	526	40,597
Loans receivable [2]	252,930	448,874	563,869	240,253	152,825	1,658,751
Total interest-earning assets	321,493	467,258	573,589	245,902	174,631	1,782,873
Interest-bearing liabilities:						
Money market deposit accounts	3,860	11,581	30,883	38,604	—	84,928
Savings accounts	9,396	28,702	75,167	93,959	—	207,224
Interest-bearing checking accounts	223,426	41,961	111,897	140,050	—	517,334
Time deposits	116,104	178,864	44,396	20,587	7,417	367,368
FHLB advances	113,900	78,000	133,000	35,000	—	359,900
Securities sold under agreements to repurchase and other borrowings	84,922	—	—	—	5,000	89,922
Total interest-bearing liabilities	551,608	339,108	395,343	328,200	12,417	1,626,676
Interest sensitivity gap [3]	$(230,115)	$ 128,150	$178,246	$(82,298)	$162,214	$ 156,197
Cumulative interest sensitivity gap	$(230,115)	$(101,965)	$ 76,281	$ (6,017)	$156,197	$ 156,197
Cumulative interest sensitivity gap as a percent of total interest-earning assets	(12.91)%	(5.72)%	4.28%	(0.34)%	8.76%	8.76%

(1) Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.

(2) For purposes of the gap analysis, loans receivable includes loans held for sale and non-performing loans gross of the allowance for loan losses, unamortized discounts and deferred loan fees.

(3) Interest sensitivity gap represents the difference between interest-earning assets and interest-bearing liabilities.

Certain shortcomings are inherent in gap analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and decay rates would likely deviate significantly from those assumed in the calculation. Finally, the ability of many borrowers to service their adjustable-rate loans may be impaired in the event of an interest rate increase.

Another method of analyzing an institution's exposure to interest rate risk is by measuring the change in the institution's net portfolio value ("NPV") and net interest income under various interest rate scenarios. NPV is the difference between the net present value of assets, liabilities and off-balance sheet contracts. The NPV ratio, in any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The Company's interest rate sensitivity is monitored by management through the use of an interest rate risk model which measures IRR by modeling the change in NPV and net interest income over a range of interest rate scenarios. The OTS also produces an NPV only analysis using its own model, based upon data submitted on the Bank's quarterly Thrift Financial Reports. The results produced by the OTS may vary from the results produced by the Company's model, primarily due to differences in the assumptions utilized including estimated loan prepayment rates, reinvestment rates and deposit decay rates. The following table sets forth the Company's NPV and net interest income projections as of December 31, 2008 and 2007, as calculated by the Company (in thousands). For purposes of this table, the Company used prepayment speeds and deposit decay rates similar to those used in calculating the Company's gap.

At December 31, 2008, the Company's NPV in a static rate environment is less than the NPV at December 31, 2007 primarily reflecting a decline in the value of corporate securities and core deposits. The changes in net portfolio value and net interest income are within the limitations established by management and approved by the Board of Directors.

Change in Interest Rates in Basis Points (Rate Shock)	December 31, 2008 Net Portfolio Value Amount	% Change	NPV Ratio	Net Interest Income Amount	% Change
200	$106,833	(21.5)%	6.0%	$55,909	(8.8)%
100	126,459	(7.0)	7.0	59,031	(3.8)
Static	136,020	—	7.4	61,331	—
(100)	136,226	0.2	7.2	59,363	(3.2)
(200)	129,958	(4.5)	6.9	56,937	(7.2)

Change in Interest Rates in Basis Points (Rate Shock)	December 31, 2007 Net Portfolio Value Amount	% Change	NPV Ratio	Net Interest Income Amount	% Change
200	$125,181	(25.3)%	6.8%	$51,081	(10.2)%
100	149,672	(10.7)	8.0	54,350	(4.4)
Static	167,675	—	8.7	56,872	—
(100)	171,050	2.0	8.8	57,770	1.6
(200)	163,057	(2.8)	8.4	56,245	(1.1)

As is the case with the gap calculation, certain shortcomings are inherent in the methodology used in the NPV and net interest income IRR measurements. The model requires the making of certain assumptions which may tend to oversimplify the manner in which actual yields and costs respond to changes in market interest rates. First, the model assumes that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured. Second, the model assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Third, the model does not take into account the Company's business or strategic plans. Accordingly, although the above measurements do provide an indication of the Company's IRR exposure at a particular point in time, such measurements are not intended to provide a precise forecast of the effect of changes in market interest rates on the Company's NPV and net interest income and can be expected to differ from actual results.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Private Securities Litigation Reform Act Safe Harbor Statement

In addition to historical information, this annual report contains certain forward-looking statements which are based on certain assumptions and describes future plans, strategies and expectations of the Company. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company and the subsidiaries include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not undertake - and specifically disclaims any obligation - to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. Further description of the risks and uncertainties to the business are included in Item 1. Business and Item 1A. Risk Factors of the Company's 2008 Form 10-K.

Consolidated Statements of Financial Condition

(dollars in thousands, except per share amounts)

December 31, 2008 and 2007	2008	2007
Assets		
Cash and due from banks	$ 18,475	$ 27,547
Investment securities available for sale (encumbered $32,000 in 2008 and $51,728 in 2007) (notes 3, 9, 10 and 14)	34,364	57,625
Federal Home Loan Bank of New York stock, at cost (note 9)	20,910	22,941
Mortgage-backed securities available for sale (encumbered $40,652 in 2008 and $53,884 in 2007) (notes 4, 9, 10 and 14)	40,801	54,137
Loans receivable, net (notes 5 and 9)	1,648,378	1,675,919
Mortgage loans held for sale	3,903	6,072
Interest and dividends receivable (note 6)	6,298	6,915
Real estate owned, net	1,141	438
Premises and equipment, net (note 7)	21,336	17,882
Servicing asset (note 5)	7,229	8,940
Bank Owned Life Insurance	39,135	38,430
Other assets (note10)	15,976	10,653
Total assets	$1,857,946	$1,927,499
Liabilities and Stockholders' Equity		
Deposits (note 8)	$1,274,132	$1,283,790
Securities sold under agreements to repurchase with retail customers (note 9)	62,422	69,807
Securities sold under agreements to repurchase with the Federal Home Loan Bank (note 9)	—	12,000
Federal Home Loan Bank advances (note 9)	359,900	393,000
Other borrowings (note 9)	27,500	27,500
Advances by borrowers for taxes and insurance	7,581	7,588
Other liabilities (notes 10 and 13)	6,628	9,508
Total liabilities	1,738,163	1,803,193
Commitments and contingencies (note 13)		
Stockholders' equity (notes 2, 10, 11 and 12):		
Preferred stock, $.01 par value, 5,000,000 shares authorized, no shares issued	—	—
Common stock, $.01 par value, 55,000,000 shares authorized, 27,177,372 shares issued and 12,364,573 and 12,346,465 shares outstanding at December 31, 2008 and 2007, respectively	272	272
Additional paid-in capital	204,298	203,532
Retained earnings	160,267	154,929
Accumulated other comprehensive loss	(14,462)	(3,211)
Less: Unallocated common stock held by Employee Stock Ownership Plan	(5,069)	(5,360)
Treasury stock, 14,812,799 and 14,830,907 shares at December 31, 2008 and 2007, respectively	(225,523)	(225,856)
Common stock acquired by Deferred Compensation Plan	981	1,307
Deferred Compensation Plan liability	(981)	(1,307)
Total stockholders' equity	119,783	124,306
Total liabilities and stockholders' equity	$1,857,946	$1,927,499

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share amounts)

Years Ended December 31, 2008, 2007 and 2006	2008	2007	2006
Interest income:			
Loans	$ 96,660	$105,244	$106,384
Mortgage-backed securities	2,210	2,775	3,304
Investment securities and other	4,535	6,945	6,874
Total interest income	103,405	114,964	116,562
Interest expense:			
Deposits (note 8)	26,756	36,586	33,401
Borrowed funds (note 9)	18,626	25,454	25,042
Total interest expense	45,382	62,040	58,443
Net interest income	58,023	52,924	58,119
Provision for loan losses (note 5)	1,775	700	150
Net interest income after provision for loan losses	56,248	52,224	57,969
Other income:			
Loan servicing income (note 5)	385	468	515
Fees and service charges	10,838	11,674	10,488
Net gain (loss) and lower of cost or market adjustment on sales of loans and securities available for sale (notes 3, 4 and 13)	799	(11,048)	1,358
Income on Bank Owned Life Insurance	705	1,285	1,143
Net income (loss) from other real estate operations	72	100	(61)
Other	24	52	165
Total other income	12,823	2,531	13,608
Operating expenses:			
Compensation and employee benefits (notes 11 and 12)	24,270	28,469	29,317
Occupancy (note 13)	5,487	5,651	4,850
Equipment	1,981	2,202	2,533
Marketing	1,833	1,482	1,517
Federal deposit insurance	1,104	626	533
Data processing	3,176	3,454	3,416
Legal	2,114	1,089	404
Check card processing	1,058	997	1,018
Accounting and audit	921	619	504
General and administrative	5,503	8,217	8,289
Goodwill impairment	—	1,014	—
Total operating expenses	47,447	53,820	52,381
Income before provision (benefit) for income taxes	21,624	935	19,196
Provision (benefit) for income taxes (note 10)	6,860	(140)	6,563
Net Income	$ 14,764	$ 1,075	$ 12,633
Basic earnings per share (note 1)	$ 1.27	$ .09	$ 1.09
Diluted earnings per share (note 1)	$ 1.26	$ .09	$ 1.07
Average basic shares outstanding (note 1)	11,667	11,545	11,547
Average diluted shares outstanding (note 1)	11,758	11,648	11,765

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(dollars in thousands, except per share amounts)

Years Ended December 31, 2008, 2007 and 2006	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Employee Stock Ownership Plan	Treasury Stock	Common Stock Acquired by Deferred Compensation Plan	Deferred Compensation Plan Liability	Total
Balance at December 31, 2005	$272	$197,621	$164,613	$(1,223)	$(7,472)	$(215,027)	$1,383	$(1,383)	$138,784
Comprehensive income:									
Net income	—	—	12,633	—	—	—	—	—	12,633
Other comprehensive income:									
Unrealized holding gain on securities (net of tax expense $523)	—	—	—	757	—	—	—	—	757
Reclassification adjustment for gains included in net income (net of tax expense $3)	—	—	—	(4)	—	—	—	—	(4)
Total comprehensive income	—	—	—	—	—	—	—	—	13,386
Stock awards	—	337	—	—	—	—	—	—	337
Tax benefit of stock plans	—	2,129	—	—	—	—	—	—	2,129
Purchase 772,804 shares of common stock	—	—	—	—	—	(17,618)	—	—	(17,618)
Allocation of ESOP stock	—	—	—	—	1,103	—	—	—	1,103
ESOP adjustment	—	1,849	—	—	—	—	—	—	1,849
Cash dividend – $.80 per share	—	—	(9,277)	—	—	—	—	—	(9,277)
Exercise of stock options	—	—	(3,848)	—	—	5,475	—	—	1,627
Purchase of stock for the deferred compensation plan, net	—	—	—	—	—	—	74	(74)	—
Balance at December 31, 2006	272	201,936	164,121	(470)	(6,369)	(227,170)	1,457	(1,457)	132,320
Comprehensive loss:									
Net income	—	—	1,075	—	—	—	—	—	1,075
Other comprehensive income:									
Unrealized holding loss on securities (net of tax benefit $1,404)	—	—	—	(2,741)	—	—	—	—	(2,741)
Total comprehensive loss	—	—	—	—	—	—	—	—	(1,666)
Stock awards	—	414	—	—	—	—	—	—	414
Treasury stock allocated to restricted stock plan	—	(295)	(3)	—	—	298	—	—	—
Tax benefit of stock plans	—	337	—	—	—	—	—	—	337
Purchase 49,701 shares of common stock	—	—	—	—	—	(1,112)	—	—	(1,112)
Allocation of ESOP stock	—	—	—	—	1,009	—	—	—	1,009
ESOP adjustment	—	1,140	—	—	—	—	—	—	1,140
Cash dividend – $.80 per share	—	—	(9,262)	—	—	—	—	—	(9,262)
Exercise of stock options	—	—	(1,002)	—	—	2,128	—	—	1,126
Sale of stock for the deferred compensation plan, net	—	—	—	—	—	—	(150)	150	—
Balance at December 31, 2007	272	203,532	154,929	(3,211)	(5,360)	(225,856)	1,307	(1,307)	124,306
Comprehensive income:									
Net income	—	—	14,764	—	—	—	—	—	14,764
Other comprehensive income:									
Unrealized holding loss on securities (net of tax benefit $7,232)	—	—	—	(11,810)	—	—	—	—	(11,810)
Reclassification adjustment for losses included in net income (net of tax benefit $343)	—	—	—	559	—	—	—	—	559
Total comprehensive income	—	—	—	—	—	—	—	—	3,513
Stock awards	—	581	—	—	—	—	—	—	581
Treasury stock allocated to restricted stock plan	—	(172)	(24)	—	—	196	—	—	—
Tax benefit of stock plans	—	51	—	—	—	—	—	—	51
Allocation of ESOP stock	—	—	—	—	291	—	—	—	291
ESOP adjustment	—	306	—	—	—	—	—	—	306
Cash dividend – $.80 per share	—	—	(9,366)	—	—	—	—	—	(9,366)
Exercise of stock options	—	—	(36)	—	—	137	—	—	101
Sale of stock for the deferred compensation plan, net	—	—	—	—	—	—	(326)	326	—
Balance at December 31, 2008	$272	$204,298	$160,267	$(14,462)	$(5,069)	$(225,523)	$ 981	$ (981)	$119,783

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands) Years Ended December 31, 2008, 2007 and 2006	2008	2007	2006
Cash flows from operating activities:			
Net income	$14,764	$ 1,075	$ 12,633
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization of premises and equipment	1,752	1,910	2,068
Amortization of ESOP	291	1,009	1,103
ESOP adjustment	306	1,140	1,849
Stock awards	581	414	337
Amortization of servicing asset	2,095	2,190	2,048
Amortization and impairment of intangible assets	—	1,114	158
Net premium amortization in excess of discount accretion on securities	24	93	221
Net premium amortization of deferred fees and discounts on loans	982	968	714
Provision for loan losses	1,775	700	150
Lower of cost or market write-down on loans held for sale	—	9,441	—
(Recovery) provision for repurchased loans	(248)	3,460	9,600
Deferred tax expense (benefit)	4,609	1,088	(2,950)
Net (gain) loss from sale of premises and equipment	(5)	21	—
Net (gain) loss on sales of real estate owned	(149)	(62)	99
Net gain on sales of loans and securities available for sale	(551)	(1,853)	(10,958)
Loans repurchased	—	(1,012)	—
Proceeds from sales of mortgage loans held for sale	103,091	378,847	701,112
Mortgage loans originated for sale	(99,853)	(319,821)	(743,165)
Increase in value of Bank Owned Life Insurance	(705)	(1,285)	(1,143)
Decrease (increase) in interest and dividends receivable	617	1,168	(994)
Increase in other assets	(3,043)	(619)	(793)
(Decrease) increase in other liabilities	(1,625)	(14,919)	12,911
Total adjustments	9,944	63,992	(27,633)
Net cash provided by (used in) operating activities	24,708	65,067	(15,000)
Cash flows from investing activities:			
Net decrease (increase) in loans receivable	23,274	28,079	(47,815)
Loans repurchased	(968)	(14,483)	—
Proceeds from sales of loans repurchased	—	8,666	—
Proceeds from sales of investment securities available for sale	3,122	—	437
Proceeds from sales of mortgage-backed securities available for sale	—	—	6,241
Purchase of investment securities available for sale	(1,087)	(681)	(748)
Purchase of mortgage-backed securities available for sale	—	—	(6,439)
Proceeds from maturities or calls of investment securities available for sale	2,065	20,780	2,584
Principal payments on mortgage-backed securities available for sale	13,431	14,653	17,117
Decrease (increase) in Federal Home Loan Bank of New York stock	2,031	2,405	(3,554)
Net proceeds (disbursements) from sale and acquisition of real estate owned	917	753	(39)
Proceeds from sale of premises and equipment	5	—	—
Purchases of premises and equipment	(5,206)	(1,617)	(4,146)
Net cash provided by (used in) investing activities	37,584	58,555	(36,362)
Cash flows from financing activities:			
(Decrease) increase in deposits	(9,658)	(88,538)	15,760
Increase (decrease) in short-term borrowings	18,515	34,325	(12,707)
Proceeds from Federal Home Loan Bank advances	57,000	20,000	205,000
Repayments of Federal Home Loan Bank advances	(116,000)	(95,000)	(135,000)
Repayments of securities sold under agreements to repurchase	(12,000)	—	(10,000)
Proceeds from other borrowings	—	10,000	12,500
(Decrease) increase in advances by borrowers for taxes and insurance	(7)	(155)	44
Tax benefit of stock plans	51	337	2,129
Exercise of stock options	101	1,126	1,627
Dividends paid	(9,366)	(9,262)	(9,277)
Purchase of treasury stock	—	(1,112)	(17,618)
Net cash (used in) provided by financing activities	(71,364)	(128,279)	52,458
Net (decrease) increase in cash and due from banks	(9,072)	(4,657)	1,096
Cash and due from banks at beginning of year	27,547	32,204	31,108
Cash and due from banks at end of year	$ 18,475	$ 27,547	$ 32,204
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ 45,911	$ 62,486	$ 57,538
Income taxes	5,029	227	5,374
Noncash investing activities:			
Transfer of loans held-for-sale to loans held-for-investment	—	9,405	—
Transfer of securities sold under agreements to repurchase to advances	—	22,000	15,000
Transfer of loans receivable to real estate owned	1,471	841	70

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of OceanFirst Financial Corp. (the "Company") and its wholly-owned subsidiary, OceanFirst Bank (the "Bank") and its wholly-owned subsidiaries, Columbia Home Loans, LLC ("Columbia"), OceanFirst REIT Holdings, LLC, and its wholly-owned subsidiary OceanFirst Realty Corp. and OceanFirst Services, LLC and its wholly-owned subsidiary OFB Reinsurance, Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain amounts previously reported have been reclassified to conform to the current year's presentation.

Exit Activities

During 2007, the Bank exited the mortgage banking business operated by Columbia. All loan origination activity was ceased, although the Bank retained Columbia's loan servicing portfolio. The exit was due to the significant operating losses incurred by Columbia in the fourth quarter of 2006 and the first quarter of 2007 and was completed prior to the end of 2007. Occupancy expenses for the years ended December 31, 2008 and 2007 include $659,000 and $760,000 for lease termination costs related to the exit activities in accordance with Financial Accounting Standards Board Statement No. 146,"Accounting for Costs Associated with Exit or Disposal Activities."

Business

The Bank provides a range of community banking services to customers through a network of branches in Ocean, Monmouth and Middlesex counties in New Jersey. The Bank is subject to competition from other financial institutions; it is also subject to the regulations of certain regulatory agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles. The preparation of the accompanying consolidated financial statements in conformity with these accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the determination of the reserve for repurchased loans, the valuation of real estate acquired in connection with foreclosures or in settlement of loans, the valuation of mortgage servicing rights and the evaluation of securities for other-than-temporary impairment. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. The economic downturn, decline in consumer spending and declining real estate values have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Cash Equivalents

Cash equivalents consist of interest-bearing deposits in other financial institutions and loans of Federal funds. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Investment and Mortgage-Backed Securities

The Company classifies all investment and mortgage-backed securities as available for sale. Securities available for sale include securities that management intends to use as part of its asset/liability management strategy. Such securities are carried at fair value and unrealized gains and losses, net of related tax effect, are excluded from earnings, but are included as a separate component of stockholders' equity and as part of comprehensive income. In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Most of the Company's investment and mortgage-backed securities are fixed income instruments that are not quoted on an exchange, but are bought and sold in active markets. Prices for these instruments are obtained through third party pricing vendors or security industry sources that actively participate in the buying and selling of securities. Prices obtained from these sources include market quotations and matrix pricing. Matrix pricing is a mathematical technique used principally to value certain securities without relying exclusively on quoted prices for the specific securities, but comparing the securities to benchmark or comparable securities. Gains or losses on the sale of such securities are included in other income using the specific identification method. Securities are evaluated for other than temporary impairment on a quarterly basis.

Other Than Temporary Impairments on Available for Sale Securities

One of the significant estimates related to available for sale securities is the evaluation of investments for other than temporary impairments. If a decline in the fair value of an available for sale security is judged to be other than temporary, a charge is recorded equal to the difference between the fair value and cost or amortized cost basis of the security. In addition, for securities expected to be sold, an other than temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost or amortized cost prior to the expected date of sale. The fair value of the other than temporarily impaired investment becomes its new cost basis. For fixed maturities, the Company would accrete the new cost basis to par over the expected remaining life of the security by adjusting the security's yield.

The evaluation of securities for impairments is a quantitative and qualitative process, which is subject to risks and uncertainties and is intended to determine whether declines in the fair value of investments should be recognized in current period earnings. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition and/or future prospects, the effects of changes in interest rates or credit spreads and the expected recovery period.

On a quarterly basis the Company evaluates the securities portfolio for other than temporary impairment. Securities that are in an unrealized loss position are reviewed to determine if an other than temporary impairment is present based on certain quantitative factors. The primary factors considered in evaluating whether a decline in value is other than temporary include: (a) the length of time and extent to which the fair value has been less than cost or amortized cost and the expected recovery period of the security, (b) the financial condition, credit rating and future prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments and (d) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for recovery. At December 31, 2008, the Company concluded that unrealized losses on available for sale securities were only temporarily impaired.

Loans Receivable

Loans receivable, other than loans held for sale, are stated at unpaid principal balance, plus unamortized premiums less unearned discounts, net of deferred loan origination and commitment fees and costs, and the allowance for loan losses.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net fee or cost is recognized in interest income using the level-yield method over the contractual life of the specifically identified loans, adjusted for actual prepayments. A loan is considered past due when a payment has not been received in accordance with the contractual terms. Loans on which interest is more than 90 days past due, including impaired loans, and other loans in the process of foreclosure are placed on non-accrual status. Interest income previously accrued on these loans, but not yet received, is reversed in the current period. Any interest subsequently collected is credited to income in the period of recovery only after the full principal balance has been brought current. A loan is returned to accrual status when all amounts due have been received and the remaining principal balance is deemed collectible.

A loan is considered impaired when it is deemed probable that the Company will not collect all amounts due according to the contractual terms of the loan agreement. The Company has defined the population of impaired loans to be all non-accrual commercial real estate, multi-family, land, construction and commercial loans in excess of $250,000. Impaired loans are individually assessed to determine that the loan's carrying value is not in excess of the fair value of the collateral or the present value of the loan's expected future cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and installment loans, are specifically excluded from the impaired loan portfolio.

Mortgage Loans Held for Sale

The Company regularly sells part of its mortgage loan originations. The Bank periodically sells part of its own mortgage production in order to manage interest rate risk and liquidity. The Bank has generally sold fixed-rate mortgage loans with final maturities in excess of 15 years and, occasionally adjustable-rate loans. Columbia sold virtually all loan production except that the Bank may have purchased adjustable-rate and fixed-rate mortgage loans originated by Columbia for inclusion in its held for investment loan portfolio. The Bank had generally purchased from Columbia adjustable-rate loans with prime credit quality.

In determining whether to retain mortgages, management considers the Company's overall interest rate risk position, the volume of such loans, the loan yield and the types and amount of funding sources. The Company may also retain mortgage loan production in order to improve yields and increase balance sheet leverage.

During 2007, the Company executed a bulk sale of loans held for sale which also included repurchased loans classified as held for investment. The repurchased loans were sold because the Company intended to reduce its overall exposure to subprime loans. Of the loans held for investment portfolio, only those loans previously repurchased were included in the bulk sale.

Mortgage loans held for sale are carried at the lower of unpaid principal balance, net, or market value on an aggregate basis. Estimated market value is determined based on bid quotations from securities dealers.

Allowance for Loan Losses

The adequacy of the allowance for loan losses is based on management's evaluation of the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and current economic conditions. Additions to the allowance arise from charges to operations through the provision for loan losses or from the recovery of amounts previously charged-off. The allowance is reduced by loan charge-offs. Loans are charged-off when management believes such loans are uncollectible.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions in the Company's market area. In addition, various regulatory agencies, as an integral part of their routine examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Reserve for Repurchased Loans

The reserve for repurchased loans relates to potential losses on loans sold which may have to be repurchased due to an Early Payment Default, generally defined as the failure by the borrower to make a payment within a designated period early in the loan term. Additionally, loans may be repurchased based on violation of representations and warranties. Provisions for losses are charged to gain on sale of loans and credited to the reserve while actual losses are charged to the reserve. The reserve represents the Company's estimate of the total losses expected to occur and is considered to be adequate by management based upon the Company's evaluation of the potential exposure related to the loan sale agreements over the period of repurchase risk. The reserve for repurchased loans is included in other liabilities on the Company's consolidated statement of financial condition.

Mortgage Servicing Rights, or MSR

The Company recognizes as a separate asset the rights to service mortgage loans, whether those rights are acquired through purchase or loan origination activities. MSR are amortized in proportion to and over the estimated period of net servicing income. The estimated fair value of MSR is determined through a discounted analysis of future cash flows, incorporating numerous assumptions including servicing income, servicing costs, market discount rates, prepayment speeds and default rates. Impairment of the MSR is assessed on the fair value of those rights with any impairment recognized as a component of loan servicing fee income.

Real Estate Owned

Real estate owned is carried at the lower of cost or fair value, less estimated costs to sell. When a property is acquired, the excess of the loan balance over fair value is charged to the allowance for loan losses. Operating results from real estate owned, including rental income, operating expenses, and gains and losses realized from the sales of real estate owned are recorded as incurred.

Premises and Equipment

Land is carried at cost and premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or leases. Depreciable lives are as follows: computer equipment: 3 years; furniture, fixtures and other electronic equipment: 5 years; building improvements: 10 years; and buildings: 30 years. Repair and maintenance items are expensed and improvements are capitalized. Gains and losses on dispositions are reflected in current operations.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Any interest and penalties on taxes payable are included as part of the provision for income taxes.

Impact of New Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company adopted the statement effective January 1, 2008. The adoption of SFAS No. 159 did not have a material impact on the Company's financial statements as the Company did not choose to measure any additional financial instruments or certain other items at fair value.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. The Company adopted the statement effective January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Company's operations. In February 2008, Financial Accounting Standards Board Staff Position ("FSP") No. 157-2, "Effective Date of FASB Statement No. 157" was issued. FSP No. 157-2 delayed the application of SFAS No. 157 for non-financial assets and non-financial liabilities until January 1, 2009. In October 2008, FSP No. 157-3 "Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active" was issued which clarifies the applications of SFAS No. 157 in a market that is not active.

In June 2007, the Emerging Issues Task Force ("EITF") of the FASB issued EITF 06-11 which provides guidance on how an entity should recognize the income tax benefit received on dividends that are (a) paid to employees holding equity-classified non-vested shares, equity-classified non-vested share units, or equity-classified outstanding share options and (b) charged to retained earnings under SFAS NO. 123(R). The Company adopted EITF 06-11 effective January 1, 2008. The adoption of EITF 06-11 did not have a material impact on the Company's financial statements.

In June 2008, EITF 03-6-1 was issued which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share. EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of EITF 03-6-1 is not expected to have a material impact on the Company's financial statements.

Stock-based Compensation

Effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement No. 123 (revised 2004) which requires an entity to recognize the grant-date fair value of stock options and other stock-based compensation issued to employees in the income statement. The modified prospective transition method was adopted and, as a result, the income statement includes $445,000, $308,000 and $206,000 of expense for stock option grants for the years ended December 31, 2008, 2007 and 2006, respectively. At December 31, 2008 the Company had $1.3 million in compensation cost related to non-vested awards not yet recognized. This cost will be recognized over the remaining vesting period of 2.9 years.

The fair value of stock options granted by the Company was estimated through the use of the Black-Scholes option pricing model applying the following assumptions:

	2008	2007	2006
Risk-free interest rate	3.71%	4.63%	4.71%
Expected option life	7 years	7 years	7 years
Expected volatility	22%	21%	22%
Expected dividend yield	4.88%	3.60%	3.49%
Weighted average fair value of an option share granted during the year	$ 2.39	$ 4.15	$ 4.81
Intrinsic value of options exercised during the year (in thousands)	30	1,230	5,866

The risk-free interest rate is based on the U.S. Treasury rate with a term equal to the expected option life. The expected option life was updated in 2006 to conform to the Company's actual experience. Expected volatility is based on actual historical results. Compensation cost is recognized on a straight line basis over the vesting period.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (loss). Other comprehensive income (loss) includes items recorded directly in equity, such as unrealized gains or losses on securities available for sale.

Intangible Assets

The Company accounts for intangible assets under SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminated amortization of goodwill and requires that an annual impairment test be performed. The Company determined that there was an impairment to goodwill of $1.0 million in 2007 based on the significant operating losses incurred by Columbia and the resultant negative equity. The impairment charge is included in operating expenses in the consolidated statements of income. The Company's intangible assets, primarily core deposit intangibles, were amortized on a straight line basis over a period of ten years through December 31, 2007. The Company had no intangible assets remaining at December 31, 2007.

Bank Owned Life Insurance

Bank owned life insurance ("BOLI") is accounted for using the cash surrender value method and is recorded at its realizable value. The Company's BOLI is invested in a separate account insurance product which is invested in a fixed income portfolio. The separate account includes stable value protection which maintains realizable value at book value with investment gains and losses amortized over future periods. The change in the net asset value is included in other non-interest income.

Segment Reporting

As a community-oriented financial institution, substantially all of the Bank's operations involve the delivery of loan and deposit products to customers. The Bank makes operating decisions and assesses performance based on an ongoing review of these community banking operations, which constitute the only operating segment for financial reporting purposes.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding plus potential common stock, utilizing the treasury stock method. All share amounts exclude unallocated shares of stock held by the Employee Stock Ownership Plan ("ESOP") and the Incentive Plan.

The following reconciles shares outstanding for basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006 (in thousands):

Year ended December 31,	2008	2007	2006
Weighted average shares outstanding	12,360	12,324	12,444
Less: Unallocated ESOP shares	(618)	(695)	(821)
Unallocated Incentive award shares and shares held by deferred compensation plan	(75)	(84)	(76)
Average basic shares outstanding	11,667	11,545	11,547
Add: Effect of dilutive securities:			
Stock options	42	39	143
Incentive Awards and shares held by deferred compensation plan	49	64	75
Average diluted shares outstanding	11,758	11,648	11,765

For the years ended December 31, 2008, 2007 and 2006, 1,325,000, 1,297,000 and 638,000 , respectively, antidilutive stock options were excluded from earnings per share calculations.

(2) Regulatory Matters

Office of Thrift Supervision ("OTS") regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2008, the Bank was required to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%; a minimum ratio of Tier 1 (core) capital to total adjusted assets of 4.0%; and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%.

Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution's financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally an institution is considered well capitalized if it has a Tier 1 ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%. At December 31, 2008 and 2007, the Bank was considered well capitalized.

The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 2008 and 2007 compared to the OTS minimum capital adequacy requirements and the OTS requirements for classification as a well capitalized institution (in thousands).

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action	
As of December 31, 2008:	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital	$152,445	8.1%	$ 28,219	1.5%	$ —	—%
Core capital	152,445	8.1	75,251	4.0	94,064	5.0
Tier 1 risk-based capital	152,445	11.8	51,529	4.0	77,294	6.0
Risk-based capital	162,868	12.6	103,058	8.0	128,823	10.0
As of December 31, 2007:	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital	$138,275	7.2%	$ 28,930	1.5%	$ —	—%
Core capital	138,275	7.2	77,147	4.0	96,433	5.0
Tier 1 risk-based capital	138,275	10.4	52,961	4.0	79,441	6.0
Risk-based capital	148,440	11.2	105,921	8.0	132,402	10.0

OTS regulations impose limitations upon all capital distributions by savings institutions, like the Bank, such as dividends and payments to repurchase or otherwise acquire shares. The Company may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

(3) Investment Securities Available for Sale

The amortized cost and estimated market value of investment securities available for sale at December 31, 2008 and 2007 are as follows (in thousands):

December 31, 2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U. S. agency obligations	$ 302	$12	$ —	$ 314
State and municipal obligations	150	—	—	150
Corporate debt securities	55,000	—	(23,314)	31,686
Equity investments	2,196	25	(7)	2,214
	$57,648	$37	$(23,321)	$34,364

December 31, 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U. S. agency obligations	$ 297	$ 1	$ —	$ 298
State and municipal obligations	1,747	9	—	1,756
Corporate debt securities	54,973	—	(5,299)	49,674
Equity investments	5,586	318	(7)	5,897
	$62,603	$328	$(5,306)	$57,625

Gains realized during 2008, 2007 and 2006 on the sale of investment securities available for sale totaled $239,000, $-0-, and $155,000, respectively. Realized losses during 2008 on the sale of investment securities available for sale totaled $1,141,000. There were no losses realized during 2007 or 2006 on the sale of investment securities available for sale.

The amortized cost and estimated market value of investment securities available for sale, excluding equity investments, at December 31, 2008 by contractual maturity, are shown below (in thousands). Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. At December 31, 2008, investment securities available for sale with an amortized cost and estimated market value of $55,000,000 and $31,686,000, respectively, were callable prior to the maturity date.

December 31, 2008	Amortized Cost	Estimated Market Value
Less than one year	$ 150	$ 150
Due after one year through five years	302	314
Due after five years through ten years	—	—
Due after ten years	55,000	31,686
	$55,452	$32,150

The estimated market value (carrying amount) of investment securities pledged as required security for deposits and for other purposes required by law amounted to $314,000 and $2,054,000 at December 31, 2008 and 2007, respectively. Additionally, the estimated market value (carrying amount) of investment securities pledged as collateral for reverse repurchase agreements amounted to $31,686,000 and $49,674,000 at December 31, 2008 and 2007, respectively.

The estimated market value and unrealized loss for investment securities available for sale at December 31, 2008 and 2007, segregated by the duration of the unrealized loss are as follows (in thousands):

December 31, 2008

	Less than 12 months		12 months or longer		Total	
	Estimated Market Value	Unrealized Losses	Estimated Market Value	Unrealized Losses	Estimated Market Value	Unrealized Losses
Corporate debt securities	$ —	$ —	$31,686	$(23,314)	$31,686	$(23,314)
Equity investments	1,819	(7)	—	—	1,819	(7)
	$1,819	$ (7)	$31,686	$(23,314)	$33,505	$(23,321)

December 31, 2007

	Less than 12 months		12 months or longer		Total	
	Estimated Market Value	Unrealized Losses	Estimated Market Value	Unrealized Losses	Estimated Market Value	Unrealized Losses
Corporate debt securities	$ —	$ —	$49,674	$(5,299)	$49,674	$(5,299)
Equity investments	243	(7)	—	—	243	(7)
	$ 243	$ (7)	$49,674	$(5,299)	$49,917	$(5,306)

At December 31, 2008 the market value of each corporate debt security was below cost. The portfolio consisted of eleven $5.0 million issues spread between eight issuers. The corporate debt securities are issued by other financial institutions each with an investment grade credit rating of BBB or better as rated by one of the internationally-recognized credit rating services. All of the financial institutions were considered well-capitalized and continue to make interest payments under the terms of the debt securities. No interest payments have been deferred. Based upon management's analysis, the financial institutions have the ability to meet debt service requirements for the foreseeable future. These floating rate securities were purchased during the period May 1998 to September 1998 and have paid coupon interest continuously since issuance. Floating rate debt securities such as these pay a fixed interest rate spread over LIBOR. Following the purchase of these securities, the required spread increased for these types of securities causing a decline in the market price. In addition, the market for these types of securities has become increasingly illiquid and volatile. Although these investment securities are available for sale, the Company has the intent and the ability to hold these securities until maturity or market recovery at which time the Company expects to receive the fully amortized cost. As a result, the Company concluded that unrealized losses on available for sale securities were only temporarily impaired at December 31, 2008.

(4) Mortgage-Backed Securities Available for Sale

The amortized cost and estimated market value of mortgage-backed securities available for sale at December 31, 2008 and 2007 are as follows (in thousands):

December 31, 2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
FHLMC	$ 9,593	$114	$ (20)	$ 9,687
FNMA	29,597	171	(139)	29,629
GNMA	1,407	78	—	1,485
	$40,597	$363	$(159)	$40,801

December 31, 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
FHLMC	$11,845	$ 64	$ (47)	$11,862
FNMA	40,559	104	(181)	40,482
GNMA	1,696	97	—	1,793
	$54,100	$265	$(228)	$54,137

There were no gains realized on the sale of mortgage-backed securities available for sale during 2008, 2007 or 2006. Losses realized during 2008, 2007 and 2006 on the sale of mortgage-backed securities available for sale totaled $-0-, $-0-, and $148,000, respectively.

The contractual maturities of mortgage-backed securities available for sale generally exceed 20 years; however, the effective lives are expected to be shorter due to principal prepayments.

The estimated market value (carrying amount) of mortgage-backed securities pledged as required security for deposits and for other purposes required by law amounted to $10,573,000 and $21,172,000 at December 31, 2008 and 2007, respectively. The estimated market value (carrying amount) of mortgage-backed securities pledged as collateral for reverse repurchase agreements amounted to $30,079,000 and $32,712,000 at December 31, 2008 and 2007, respectively.

The estimated market value and unrealized loss for mortgage-backed securities available for sale at December 31, 2008 and 2007, segregated by the duration of the unrealized loss are as follows (in thousands):

December 31, 2008

	Less than 12 months		12 months or longer		Total	
	Estimated Market Value	Unrealized Losses	Estimated Market Value	Unrealized Losses	Estimated Market Value	Unrealized Losses
FHLMC	$1,105	$(10)	$ 455	$(10)	$ 1,560	$ (20)
FNMA	5,133	(68)	5,894	(71)	11,027	(139)
	$6,238	$(78)	$6,349	$(81)	$12,587	$(159)

December 31, 2007

	Less than 12 months		12 months or longer		Total	
	Estimated Market Value	Unrealized Losses	Estimated Market Value	Unrealized Losses	Estimated Market Value	Unrealized Losses
FHLMC	$425	$(1)	$ 5,266	$ (46)	$ 5,691	$ (47)
FNMA	—	—	23,405	(181)	23,405	(181)
	$425	$(1)	$28,671	$(227)	$29,096	$(228)

The mortgage-backed securities are issued and guaranteed by either FHLMC or FNMA, corporations which are chartered by the United States Government and whose debt obligations are typically rated AAA by one of the internationally recognized credit rating services. The Company considers the unrealized losses to be the result of changes in interest rates which over time can have both a positive and negative impact on the estimated market value of the mortgage-backed securities. Although these mortgage-backed securities are available for sale, the Company has the intent and the ability to hold these securities until maturity or market recovery at which time the Company expects to receive the fully amortized cost. As a result, the Company concluded that unrealized losses on available for sale securities were only temporarily impaired at December 31, 2008.

(5) Loans Receivable, Net

A summary of loans receivable at December 31, 2008 and 2007 follows (in thousands):

December 31,	2008	2007
Real estate mortgage:		
One-to-four family	$1,029,324	$1,071,976
Commercial real estate, multi-family and land	329,844	326,707
FHA insured & VA guaranteed	6,148	6,639
	1,365,316	1,405,322
Real estate construction	10,561	10,816
Consumer	222,797	213,282
Commercial	59,760	54,279
Total loans	1,658,434	1,683,699
Loans in process	(3,586)	(2,452)
Deferred origination costs, net	5,195	5,140
Allowance for loan losses	(11,665)	(10,468)
	(10,056)	(7,780)
	$1,648,378	$1,675,919

At December 31, 2008, 2007 and 2006 loans in the amount of $16,043,000, $8,741,000 and $4,525,000, respectively, were three or more months delinquent or in the process of foreclosure and the Company was not accruing interest income. At December 31, 2008, the impaired loan portfolio consisted of seven commercial real estate loans and one commercial loan totaling $5,278,000 for which there was a specific allocation in the allowance for loan losses of $19,000. At December 31, 2007, the impaired loan portfolio consisted of two commercial real estate loans and one commercial loan totaling $999,000 for which there was no specific or general allocations in the allowance for loan losses due to collateral coverage in excess of the loan amount. The average balance of impaired loans for the years ended December 31, 2008, 2007 and 2006 was $3,781,000, $2,608,000 and $347,000, respectively. If interest income on nonaccrual loans and impaired loans had been current in accordance with their original terms, approximately $913,000, $210,000 and $189,000 of interest income for the years ended December 31, 2008, 2007 and 2006, respectively, would have been recorded. At December 31, 2008, there were no commitments to lend additional funds to borrowers whose loans are classified as nonperforming.

An analysis of the allowance for loan losses for the years ended December 31, 2008, 2007 and 2006 is as follows (in thousands):

Year Ended December 31,	2008	2007	2006
Balance at beginning of year	$10,468	$10,238	$10,460
Provision charged to operations	1,775	700	150
Charge-offs	(884)	(477)	(569)
Recoveries	306	7	197
Balance at end of year	$11,665	$10,468	$10,238

An analysis of the servicing asset for the years ended December 31, 2008, 2007 and 2006 is as follows (in thousands):

Year Ended December 31,	2008	2007	2006
Balance at beginning of year	$8,940	$9,787	$9,730
Capitalized mortgage servicing rights	384	1,343	2,105
Amortization and impairment charges	(2,095)	(2,190)	(2,048)
Balance at end of year	$7,229	$8,940	$9,787

Loans serviced for others amounted to $977,410,000 and $1,026,070,000 at December 31, 2008 and 2007, respectively, all of which relate to residential loans. At December 31, 2008, the servicing asset had an estimated fair value of $7,777,000 and was valued based on expected future cash flows considering a weighted average discount rate of 9.7%, a weighted average constant prepayment rate on mortgages of 14.9% and a weighted average life of 6.1 years. At December 31, 2007, the servicing asset had an estimated fair value of $13,995,000 and was valued based on expected future cash flows considering a weighted average discount rate of 8.1%, a weighted average constant prepayment rate on mortgages of 11.9% and a weighted average life of 7.5 years. As of December 31, 2008, estimated future servicing amortization through 2012 based on the prepayment assumptions utilized in the December 31, 2008 valuation, is as follows: $2,080,000 for 2009, $1,636,000 for 2010, $1,272,000 for 2011, $875,000 for 2012 and $587,000 for 2013. Actual results will vary depending upon the level of repayments on the loans currently serviced.

The Bank's mortgage loans are used to secure FHLB advances.

(6) Interest and Dividends Receivable

A summary of interest and dividends receivable at December 31, 2008 and 2007 follows (in thousands):

December 31,	2008	2007
Loans	$5,773	$6,172
Investment securities	349	509
Mortgage-backed securities	176	234
	$6,298	$6,915

(7) Premises and Equipment, Net

Premises and equipment at December 31, 2008 and 2007 are summarized as follows (in thousands):

December 31,	2008	2007
Land	$ 3,195	$ 3,195
Buildings and improvements	23,205	18,834
Leasehold improvements	2,060	1,671
Furniture and equipment	15,069	13,596
Automobiles	315	330
Construction in progress	61	1,089
Total	43,905	38,715
Accumulated depreciation and amortization	(22,569)	(20,833)
	$21,336	$17,882

(8) Deposits

Deposits, including accrued interest payable of $100,000 and $174,000 at December 31, 2008 and 2007, respectively, are summarized as follows (in thousands):

December 31,	2008		2007	
	Amount	Weighted Average Cost	Amount	Weighted Average Cost
Non-interest-bearing accounts	$ 97,278	—%	$ 103,656	—%
Interest-bearing checking accounts	517,334	1.58	454,666	2.33
Money market deposit accounts	84,928	.89	84,287	1.59
Savings accounts	207,224	.86	187,095	.99
Time deposits	367,368	2.89	454,086	4.36
	$1,274,132	1.67%	$1,283,790	2.61%

Included in time deposits at December 31, 2008 and 2007, respectively, is $75,608,000 and $98,514,000 in deposits of $100,000 and over.

Time deposits at December 31, 2008 mature as follows (in thousands):

Year Ended December 31,	
2009	$295,037
2010	33,449
2011	10,946
2012	17,858
2013	2,729
Thereafter	7,349
	$367,368

Interest expense on deposits for the years ended December 31, 2008, 2007 and 2006 is as follows (in thousands):

Year Ended December 31,	2008	2007	2006
Interest-bearing checking accounts	$ 9,688	$11,343	$ 8,216
Money market deposit accounts	1,091	1,577	1,994
Savings accounts	2,014	1,941	1,730
Time deposits	13,963	21,725	21,461
	$26,756	$36,586	$33,401

(9) Borrowed Funds

Borrowed funds are summarized as follows (in thousands):

December 31,	2008		2007	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Federal Home Loan Bank advances	$359,900	3.73%	$393,000	4.82%
Securities sold under agreements to repurchase	62,422	1.17	81,807	2.89
Other borrowings	27,500	4.79	27,500	6.84
	$449,822	3.44%	$502,307	4.62%

Information concerning Federal Home Loan Bank ("FHLB") advances and securities sold under agreements to repurchase ("reverse repurchase agreements") is summarized as follows (in thousands):

	FHLB Advances		Reverse Repurchase Agreements	
	2008	2007	2008	2007
Average balance	$344,302	$413,352	$69,664	$84,303
Maximum amount outstanding at any month end	401,900	454,200	78,743	94,199
Average interest rate for the year	4.64%	4.94%	1.74%	4.02%
Amortized cost of collateral:				
Corporate securities	—	—	$55,000	$54,973
Mortgage-backed securities	—	—	29,962	32,626
Estimated market value of collateral:				
Corporate securities	—	—	31,686	49,674
Mortgage-backed securities	—	—	30,079	32,712

The securities collateralizing the reverse repurchase agreements are delivered to the lender with whom each transaction is executed or to a third party custodian. The lender, who may sell, loan or otherwise dispose of such securities to other parties in the normal course of their operations, agrees to resell to the Company substantially the same securities at the maturity of the reverse repurchase agreements. (See notes 3 and 4.)

FHLB advances and reverse repurchase agreements have contractual maturities at December 31, 2008 as follows (in thousands):

Year Ended December 31,	FHLB Advances	Reverse Repurchase Agreements
2009	$191,900	$62,422
2010	85,000	—
2011	48,000	—
2012	15,000	—
2013	20,000	—
	$359,900	$62,422
Amount callable by lender prior to the maturity date	$ 15,000	$ —

During 2007, the Company issued $10 million of trust preferred securities which carry a floating rate of 175 basis points over 3 month LIBOR adjusted quarterly. Accrued interest is due quarterly with principal due at the maturity date of September 1, 2037. During 2006, the Company issued $12,500,000 of trust preferred securities. The trust preferred securities carry a floating rate of 166 basis points over 3 month LIBOR adjusted quarterly. Accrued interest is due quarterly with principal due at the maturity date in 2036. On August 4, 2005, the Company issued $5,000,000 of subordinated debt at a fixed interest rate of 6.35%. Accrued interest is due quarterly with principal due at the maturity date of November 23, 2015.

Interest expense on borrowings for the years ended December 31, 2008, 2007 and 2006 is as follows (in thousands):

Year Ended December 31,	2008	2007	2006
Federal Home Loan Bank advances	$15,873	$20,334	$20,184
Securities sold under agreements to repurchase	1,209	3,393	4,068
Other borrowings	1,544	1,727	790
	$18,626	$25,454	$25,042

The Bank has an available overnight line of credit with the FHLB for $99,387,000 which expires July 31, 2009. The Bank also has available from the FHLB, a one-month overnight repricing line of credit for $99,387,000 which expires July 31, 2009. The Bank expects both lines to be renewed upon expiration. When utilized, both lines carry a floating interest rate of 10-15 basis points over the current Federal funds rate. All FHLB advances, including the lines of credit, are secured by the Bank's mortgage loans, mortgage-backed securities and FHLB stock. As a member of the FHLB of New York, the Company is required to maintain a minimum investment in the capital stock of the FHLB, at cost, in an amount equal to 0.20% of the Bank's mortgage-related assets, plus 4.5% of the specified value of certain transactions between the Bank and the FHLB.

(10) Income Taxes

The provision (benefit) for income taxes for the years ended December 31, 2008, 2007 and 2006 consists of the following (in thousands):

Year Ended December 31,	2008	2007	2006
Current:			
Federal	$2,603	$ 704	$8,893
State	(413)	29	581
Total current	2,190	733	9,474
Deferred:			
Federal	4,401	(873)	(2,460)
State	269	—	(451)
Total deferred	4,670	(873)	(2,911)
	$6,860	$ (140)	$6,563

Included in other comprehensive income (loss) is income tax expense (benefit) attributable to net unrealized gains (losses) on securities available for sale in the amount of $(6,889,000), $(1,404,000) and $520,000 for the years ended December 31, 2008, 2007 and 2006, respectively. Included in stockholders' equity is income tax benefit attributable to stock plans in the amount of $51,000, $337,000 and $2,129,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

A reconciliation between the provision for income taxes and the expected amount computed by multiplying income before the provision for income taxes times the applicable statutory Federal income tax rate for the years ended December 31, 2008, 2007 and 2006 is as follows (in thousands):

Year Ended December 31,	2008	2007	2006
Income before provision (benefit) for income taxes	$21,624	$ 935	$19,196
Applicable statutory Federal income tax rate	35.0%	35.0%	35.0%
Computed "expected" Federal income tax expense	$ 7,568	$ 327	$ 6,719
Increase(decrease) in Federal income tax expense resulting from:			
ESOP adjustment	107	399	647
ESOP dividends	(380)	(403)	(397)
Earnings on life insurance	(247)	(450)	(400)
State income taxes net of Federal benefit	(94)	19	85
Other items, net	(94)	(32)	(91)
	$ 6,860	$(140)	$ 6,563

Included in other assets at December 31, 2008 and 2007 is a net deferred tax asset of $11,276,000 and $9,057,000, respectively. In addition, at December 31, 2008 and 2007 the Company recorded a current tax receivable (payable) of $2,319,000 and $(239,000), respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 are presented in the following table (in thousands):

December 31,	2008	2007
Deferred tax assets:		
Allowance for loan and real estate owned losses per books	$4,765	$4,277
Reserve for repurchased loans	467	979
Valuation allowances for repurchased loans	339	472
Reserve for uncollected interest	392	97
Deferred compensation	874	1,004
Premises and equipment, differences in depreciation	—	942
Other reserves	40	81
Stock plans	456	275
Unrealized loss on securities available for sale	9,428	2,018
Intangible assets	373	439
Lease termination costs	356	274
Partnership investment income	—	259
State alternative minimum tax	1,160	1,160
Federal net operating loss carryforward	—	1,873
State net operating loss carryforward	—	948
Total gross deferred tax assets	18,650	15,098
Less valuation allowance	(1,527)	(2,104)
Deferred tax assets, net	17,123	12,994
Deferred tax liabilities:		
Excess servicing on sale of mortgage loans	(816)	(1,161)
Investments, discount accretion	(433)	(422)
Deferred loan and commitment costs, net	(2,186)	(2,139)
ESOP	(147)	(215)
Premises and equipment, differences in depreciation	(463)	—
Undistributed REIT income	(1,802)	—
Total deferred tax liabilities	(5,847)	(3,937)
Net deferred tax assets	$11,276	$ 9,057

The Company has determined that a valuation allowance should be established for state deferred tax assets other than the alternative minimum tax as it was considered more likely than not that the Bank, based on anticipated changes to its corporate structure, would not have sufficient earnings to realize the benefit. At December 31, 2007, a valuation allowance was also established for the state net operating loss carryforward. The Company has determined that it is not required to establish a valuation reserve for the remaining net deferred tax asset since it is "more likely than not" that the net deferred tax assets will be realized through future reversals of existing taxable temporary differences, future taxable income and tax planning strategies. The conclusion that it is "more likely than not" that the remaining net deferred tax assets will be realized is based on the history of earnings and the prospects for continued growth. Management will continue to review the tax criteria related to the recognition of deferred tax assets.

Retained earnings at December 31, 2008 includes approximately $10,750,000 for which no provision for income tax has been made. This amount represents an allocation of income to bad debt deductions for tax purposes only. Events that would result in taxation of these reserves include failure to qualify as a bank for tax purposes, distributions in complete or partial liquidation, stock redemptions and excess distributions to shareholders. At December 31, 2008 the Company had an unrecognized deferred tax liability of $3,763,000 with respect to this reserve.

A reconciliation of the amount of unrecognized tax benefits for the years ended December 31, 2008 and 2007 follows (in thousands). There were no unrecognized tax benefits for the year ended December 31, 2006. The unrecognized tax benefits for the years ended December 31, 2008 and 2007 would affect the effective income tax rate if recognized.

Year Ended December 31,	2008	2007
Balance at beginning of year	$338	$—
State tax benefits (settled) originated	(338)	338
Balance at end of year	$—	$338

The tax years that remain subject to examination by the Federal government include the year ended December 31, 2005 and forward. The tax years that remain subject to examination by the State of New Jersey include the years ended December 31, 2004 and forward.

(11) Employee Stock Ownership Plan

As part of the Conversion, the Bank established an Employee Stock Ownership Plan and in 2006 the Bank established a Matching Contribution Employee Stock Ownership Plan (collectively the "ESOP") to provide retirement benefits for eligible employees. All full-time employees are eligible to participate in the ESOP after they attain age 21 and complete one year of service during which they work at least 1,000 hours. During 2007 and 2006 ESOP shares were first allocated to employees who also participate in the Bank's Incentive Savings (401K) Plan in an amount equal to 50% of the first 6% of the employees contribution. This feature was eliminated in 2008. During 2007 and 2006, 22,555 and 19,339 shares, respectively, were either released or committed to be released under this formula. The remaining ESOP shares are allocated among participants on the basis of compensation earned during the year. Employees are fully vested in their ESOP account after the completion of five years of credited service or completely if service was terminated due to death, retirement, disability, or change in control of the Company except that shares allocated based on participation in the 401K Plan vest on a graduated basis over years two through six. ESOP participants are entitled to receive distributions from the ESOP account only upon termination of service, which includes retirement and death.

The ESOP originally borrowed $13,421,000 from the Company to purchase 2,013,137 shares of common stock issued in the conversion. On May 12, 1998, the initial loan agreement was amended to allow the ESOP to borrow an additional $8,200,000 in order to fund the purchase of 633,750 shares of common stock. At the same time the term of the loan was extended from the initial twelve years to thirty years. As part of the establishment of the Matching Contribution Employee Stock Ownership Plan the term of the loan was reduced by one year and now expires in 2026. The amended loan is to be repaid from contributions by the Bank to the ESOP trust. The Bank is required to make contributions to the ESOP in amounts at least equal to the principal and interest requirement of the debt, assuming a fixed interest rate of 8.25%.

The Bank's obligation to make such contributions is reduced to the extent of any dividends paid by the Company on unallocated shares and any investment earnings realized on such dividends. As of December 31, 2008 and 2007 contributions to the ESOP, which were used to fund principal and interest payments on the ESOP debt, totaled $521,000 and $1,678,000, respectively. During 2008 and 2007, $527,000 and $595,000, respectively, of dividends paid on unallocated ESOP shares were used for debt service. At December 31, 2008 and 2007, the loan had an outstanding balance of $4,683,000 and $4,807,000, respectively, and the ESOP had unallocated shares of 601,016 and 635,551, respectively. At December 31, 2008, the unallocated shares had a fair value of $9,977,000. The unamortized balance of the ESOP is shown as unallocated common stock held by the ESOP and is reflected as a reduction of stockholders' equity.

For the years ended December 31, 2008, 2007 and 2006, the Bank recorded compensation expense related to the ESOP of $597,000, $2,149,000 and $2,952,000, respectively, including $306,000, $1,140,000 and $1,849,000, respectively, representing additional compensation expense to reflect the increase in the average fair value of committed to be released and allocated shares in excess of the Bank's cost. As of December 31, 2008, 2,011,337 shares had been allocated to participants and 34,534 shares were committed to be released.

(12) Incentive Plan

The Company has established the Amended and Restated OceanFirst Financial Corp. 1997 Incentive Plan (the "Incentive Plan") which authorizes the granting of stock options and awards of Common Stock and the OceanFirst Financial Corp. 2000 Stock Option Plan which authorizes the granting of stock options. On April 24, 2003 the Company's shareholders ratified an amendment of the OceanFirst Financial Corp. 2000 Stock Option Plan which increased the number of shares available under option. On April 20, 2006 the OceanFirst Financial Corp. 2006 Stock Incentive Plan was approved which authorizes the granting of stock options or awards of common stock. The purpose of these plans is to attract and retain qualified personnel in key positions, provide officers, employees and non-employee directors ("Outside Directors") with a proprietary interest in the Company as an incentive to contribute to the success of the Company, align the interests of management with those of other stockholders' and reward employees for outstanding performance. All officers, other employees and Outside Directors of the Company and its affiliates are eligible to receive awards under the plans.

Under the Incentive Plan and the Amended 2000 Stock Option Plan, the Company is authorized to issue up to 4,153,564 shares subject to option of which 63,688 shares remain to be issued at December 31, 2008. Under the 2006 Stock Incentive Plan, the Company is authorized to issue up to an additional 1,000,000 shares subject to option of which 918,478 shares remain to be issued at December 31, 2008. In lieu of options, up to 333,333 shares in the form of stock awards may be issued. All options expire 10 years from the date of grant and generally vest at the rate of 20% per year. The exercise price of each option equals the closing market price of the Company's stock on the date of grant. The Company typically issues Treasury shares to satisfy stock option exercises.

A summary of option activity for the years ended December 31, 2008, 2007 and 2006 follows:

	2008		2007		2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,385,203	$21.10	1,495,859	$20.24	1,732,410	$16.90
Granted	217,644	16.87	205,985	21.61	258,800	23.43
Exercised	(8,410)	14.02	(127,416)	10.57	(480,500)	9.94
Forfeited	(37,325)	21.78	(189,225)	21.87	(14,851)	22.62
Outstanding at end of year	1,557,112	$20.55	1,385,203	$21.10	1,495,859	$20.24
Options exercisable	1,062,004		1,023,238		1,235,769	

The following table summarizes information about stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable		
Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 9.87 - 12.63	53,503	1.37 years	$12.30	53,503	1.37 years	$12.30
13.06 - 15.04	11,963	2.04	14.16	11,963	2.04	14.16
16.81 - 17.88	521,777	5.62	17.44	308,136	3.16	17.88
18.64 - 23.23	525,588	6.46	22.13	365,921	5.72	22.36
23.44 - 27.11	444,281	5.70	23.49	322,481	5.17	23.50
	1,557,112	5.75 years	$20.55	1,062,004	4.55 years	$20.81

The aggregate intrinsic value for stock options outstanding and stock options exercisable at December 31, 2008 is $259,000.

(13) Commitments, Contingencies and Concentrations of Credit Risk

The Company, in the normal course of business, is party to financial instruments and commitments which involve, to varying degrees, elements of risk in excess of the amounts recognized in the consolidated financial statements. These financial instruments and commitments include unused consumer lines of credit and commitments to extend credit.

At December 31, 2008, the following commitments and contingent liabilities existed which are not reflected in the accompanying consolidated financial statements (in thousands):

December 31,	2008
Unused consumer and construction loan lines of credit (primarily floating-rate)	$117,795
Unused commercial loan lines of credit (primarily floating-rate)	56,422
Other commitments to extend credit:	
Fixed-Rate	25,877
Adjustable-Rate	6,632
Floating-Rate	14,809

The Company's fixed-rate loan commitments expire within 90 days of issuance and carried interest rates ranging from 4.88% to 7.63% at December 31, 2008.

The Company's maximum exposure to credit losses in the event of nonperformance by the other party to these financial instruments and commitments is represented by the contractual amounts. The Company uses the same credit policies in granting commitments and conditional obligations as it does for financial instruments recorded in the consolidated statements of financial condition.

These commitments and obligations do not necessarily represent future cash flow requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's assessment of risk. Substantially all of the unused consumer and construction loan lines of credit are collateralized by mortgages on real estate.

The Company has entered into loan sale agreements with investors in the normal course of business. The loan sale agreements generally require the Company to repurchase loans previously sold in the event of an early payment default or a violation of various representations and warranties customary to the mortgage banking industry. In the opinion of management, the potential exposure related to the Company's loan sale agreements is adequately provided for in the reserve for repurchased loans which is included in other liabilities with a corresponding provision which reduced the net gain on sale of loans. The reserve for repurchased loans was established to provide for expected losses related to outstanding loan repurchase requests and additional repurchase requests which may be received on loans previously sold to investors. In establishing the reserve for repurchased loans, the Company considered all types of sold loans.

An analysis of the reserve for repurchased loans for the years ended December 31, 2008, 2007 and 2006 follows (in thousands).

Year ended December 31,	2008	2007	2006
Balance at beginning of year	$ 2,398	$ 9,600	$ —
(Recovery) provision charged to operations, net	(248)	3,460	9,600
Loss on loans repurchased	(1,007)	(10,662)	—
Balance at end of year	$ 1,143	$ 2,398	$9,600

At December 31, 2008, the Company is obligated under noncancelable operating leases for premises and equipment. Rental expense under these leases aggregated approximately $2,500,000, $2,865,000 and $2,159,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The projected minimum rental commitments as of December 31, 2008 are as follows (in thousands):

Year ended December 31,	
2009	$ 2,067
2010	1,867
2011	1,843
2012	1,614
2013	1,426
Thereafter	18,825
	$27,642

The Company grants one-to-four family and commercial first mortgage real estate loans to borrowers primarily located in Ocean, Middlesex and Monmouth Counties, New Jersey. The Company also originates interest-only one-to-four family mortgage loans in which the borrower makes only interest payments for the first five, seven or ten years of the mortgage loan term. This feature will result in future increases in the borrower's loan repayment when the contractually required repayments increase due to the required amortization of the principal amount. These payment increases could affect a borrower's ability to repay the loan. The amount of interest-only one-to-four family mortgage loans at December 31, 2008 was $172.9 million. The ability of borrowers to repay their obligations are dependent upon various factors including the borrowers' income and net worth, cash flows generated by the underlying collateral, value of the underlying collateral and priority of the Company's lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the Company's control; the Company is, therefore, subject to risk of loss. During 2008, there has been a weakening in the local economy coupled with declining real estate values. A further decline in real estate values could cause some residential and commercial mortgage loans to become inadequately collateralized, which would expose the Bank to a greater risk of loss.

The Company believes its lending policies and procedures adequately minimize the potential exposure to such risks. Collateral and/or guarantees are required for all loans.

Contingencies
The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. Management and its legal counsel are of the opinion that the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

(14) Fair Value Measurements
SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair market measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or the most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

SFAS No. 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, SFAS No. 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlations or other means.

Level 3 Inputs - Significant unobservable inputs that reflect an entity's own assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Securities Available for Sale - Securities classified as available for sale are reported at fair value utilizing Level 1 and Level 2 inputs. Most of the Company's investment and mortgage-backed securities are fixed income instruments that are not quoted on an exchange, but are bought and sold in active markets. Prices for these instruments are obtained through third party pricing vendors or security industry sources that actively participate in the buying and selling of securities. Prices obtained from these sources include market quotations and matrix pricing. Matrix pricing is a mathematical technique used principally to value certain securities without relying exclusively on quoted prices for the specific securities, but comparing the securities to benchmark or comparable securities.

Fair value estimates are made at a point in time, based on relevant market data as well as the best information available about the security. Illiquid credit markets have resulted in inactive markets for certain of the Company's securities. As a result, there is limited observable market data for these assets. Fair value estimates for securities for which limited observable market data is available are based on judgments regarding current economic conditions, liquidity discounts, credit and interest rate risks, and other factors. These estimates involve significant uncertainties and judgments and cannot be determined with precision. As a result, such calculated fair value estimates may not be realizable in a current sale or immediate settlement of the security.

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2008 segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value (dollars in thousands):

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Investment securities available for sale	$709	$33,655	$—	$34,364
Mortgage-backed securities available for sale	$—	$40,801	$—	$40,801

Certain financial assets and financial liabilities are measured at fair value on a non-recurring basis, that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets and liabilities measured at fair value on a non-recurring basis were not significant as of December 31, 2008.

SFAS No. 157 will be applicable to certain non-financial assets and non-financial liabilities measured at fair value on a recurring and non-recurring basis, such as real estate owned, beginning January 1, 2009.

(15) Fair Value of Financial Instruments
Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

Cash and Due from Banks
For cash and due from banks, the carrying amount approximates fair value.

Investments and Mortgage-Backed Securities
The fair value of investment and mortgage-backed securities is estimated based on bid quotations received from securities dealers, if available. If a quoted market price was not available, fair value was estimated using quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

Federal Home Loan Bank of New York Stock
The fair value for Federal Home Loan Bank of New York stock is its carrying value since this is the amount for which it could be redeemed. There is no active market for this stock and the Company is required to maintain a minimum investment based upon the outstanding balance of mortgage related assets and outstanding borrowings.

Loans
Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgage, construction, consumer and commercial. Each loan category is further segmented into fixed and adjustable rate interest terms.

Fair value of performing and non-performing loans was estimated by discounting the future cash flows, net of estimated prepayments, at a rate for which similar loans would be originated to new borrowers with similar terms.

Deposits
The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings, and interest-bearing checking accounts and money market accounts are, by definition, equal to the amount payable on demand. The related insensitivity of the majority of these deposits to interest rate changes creates a significant inherent value which is not reflected in the fair value reported. The fair value of time deposits are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed Funds
Fair value estimates are based on discounting contractual cash flows using rates which approximate the rates offered for borrowings of similar remaining maturities.

Commitments to Extend Credit and Sell Loans
The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The estimated fair values of the Bank's significant financial instruments as of December 31, 2008 and 2007 are presented in the following tables (in thousands).

December 31, 2008	Book Value	Fair Value
Financial Assets:		
Cash and due from banks	$ 18,475	$ 18,475
Investment securities available for sale	34,364	34,364
Mortgage-backed securities available for sale	40,801	40,801
Federal Home Loan Bank of New York stock	20,910	20,910
Loans receivable and mortgage loans held for sale	1,652,281	1,644,004
Financial Liabilities:		
Deposits	1,274,132	1,277,248
Borrowed funds	449,822	456,365

December 31, 2007	Book Value	Fair Value
Financial Assets:		
Cash and due from banks	$ 27,547	$ 27,547
Investment securities available for sale	57,625	57,625
Mortgage-backed securities available for sale	54,137	54,137
Federal Home Loan Bank of New York stock	22,941	22,941
Loans receivable and mortgage loans held for sale	1,681,991	1,675,881
Financial Liabilities:		
Deposits	1,283,790	1,283,688
Borrowed funds	502,307	503,431

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other significant unobservable inputs. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets, and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(16) Parent-Only Financial Information
The following condensed statements of financial condition at December 31, 2008 and 2007 and condensed statements of operations and cash flows for the years ended December 31, 2008, 2007 and 2006 for OceanFirst Financial Corp. (parent company only) reflects the Company's investment in its wholly-owned subsidiary, the Bank, using the equity method of accounting.

CONDENSED STATEMENTS OF FINANCIAL CONDITION
(in thousands)

December 31,	2008	2007
Assets		
Cash and due from banks	$ 7	$ 7
Advances to subsidiary Bank	1,388	5,719
Investment securities	2,214	5,897
ESOP loan receivable	4,683	4,807
Investment in subsidiary Bank	138,696	135,241
Other assets	508	515
Total assets	$147,496	$152,186
Liabilities and Stockholders' Equity		
Borrowings	$ 27,500	$ 27,500
Other liabilities	213	380
Stockholders' equity	119,783	124,306
Total liabilities and stockholders' equity	$147,496	$152,186

CONDENSED STATEMENTS OF OPERATIONS

(in thousands)

Year ended December 31,	2008	2007	2006
Dividend income - Subsidiary Bank	$ 3,200	$ —	$15,000
Dividend income - Investment securities	652	700	485
(Loss) gain on sale- Investment securities	(1,023)	—	155
Interest income - Advances to subsidiary Bank	49	236	106
Interest income - ESOP loan receivable	397	494	608
Total dividend and interest income	3,275	1,430	16,354
Interest expense - borrowings	1,443	1,601	790
Operating expenses	1,279	1,287	1,273
Income before income taxes and undistributed earnings (distribution in excess of earnings) of subsidiary Bank	553	(1,458)	14,291
Benefit for income taxes	1,441	515	253
Income before undistributed earnings (distributions in excess of earnings) of subsidiary Bank	1,994	(943)	14,544
Undistributed earnings (distributions in excess of earnings) of subsidiary Bank	12,770	2,018	(1,911)
Net Income	$14,764	$1,075	$12,633

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

Year ended December 31,	2008	2007	2006
Cash flows from operating activities:			
Net income	$14,764	$ 1,075	$12,633
Decrease (increase) in advances to subsidiary Bank	4,331	(36)	(2,789)
(Undistributed earnings) distributions in excess of earnings of subsidiary Bank	(12,770)	(2,018)	1,911
Loss (gain) on sale of investment securities	1,023	—	(155)
Change in other assets and other liabilities	(574)	(276)	(183)
Net cash provided by (used in) operating activities	6,774	(1,255)	11,417
Cash flows from investing activities:			
Proceeds from sale of investment securities	3,000	—	436
Purchase of investment securities	(633)	(681)	(463)
Repayments on ESOP loan receivable	124	1,184	1,378
Net cash provided by investing activities	2,491	503	1,351
Cash flows from financing activities:			
Proceeds from borrowings	—	10,000	12,500
Dividends paid	(9,366)	(9,262)	(9,277)
Purchase of treasury stock	—	(1,112)	(17,618)
Exercise of stock options	101	1,126	1,627
Net cash (used in) provided by financing activities	(9,265)	752	(12,768)
Net increase in cash and due from banks	—	—	—
Cash and due from banks at beginning of year	7	7	7
Cash and due from banks at end of year	$ 7	$ 7	$ 7

(17) Subsequent Events

On January 16, 2009, (the "Closing Date") as part of the U.S. Department of the Treasury (the "Treasury") Troubled Asset Relief Program ("TARP") Capital Purchase Program, the Company entered into a Letter Agreement ("Letter Agreement") and a Securities Purchase Agreement - Standard Terms attached thereto ("Securities Purchase Agreement") with the Treasury, pursuant to which the Company agreed to issue and sell, and the Treasury agreed to purchase, (i) 38,263 shares (the "Preferred Shares") of the Company's Fixed Rate Cumulative Perpetual Stock, Series A, having a liquidation preference of $1,000 per share, and (ii) a ten-year warrant (the "Warrant") to purchase up to 380,853 shares of the Company's common stock, $0.01 par value ("Common Stock"), at an exercise price of $15.07 per share, for an aggregate purchase price of $38,263,000 in cash.

Cumulative dividends on the Preferred Shares will accrue on the liquidation preference at a rate of 5% per annum for the first five years, and at a rate of 9% per annum thereafter, but will be paid only if, as and when declared by the Company's Board of Directors. The Preferred Shares have no maturity date and rank senior to the Common Stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the Company. Notwithstanding any provision in the Securities Purchase Agreement, the recently enacted American Recovery and Reinvestment Act of 2009 ("ARRA") permits the Company, with the approval of the Secretary of the Treasury after consultation with the OTS, to redeem the preferred shares without regard to whether the Company has raised gross proceeds from a Qualified Equity Offering or any other source and without regard to any waiting period. In the event the Company would redeem the preferred shares, the Treasury must liquidate warrants at the current market price. Unless both the holder and the Company agree otherwise, the exercise of the Warrant will be a net exercise (i.e., the holder does not pay cash but gives up shares with a market value at the time of exercise equal to the exercise price, resulting in a net settlement with significantly fewer than the 380,853 share of Common Stock being issued). The Securities Purchase Agreement, pursuant to which the Preferred Shares and Warrant were sold, contains limitations on the payment of dividends on the Common Stock (including with respect to the payment of cash dividends in excess of $.20 per share, which was the amount of the last regular dividend declared by the Company prior to October 14, 2008). There are additional limitations on the Company's ability to repurchase its common stock and repurchase or redeem its trust preferred securities, and the Company is subjected to certain of the executive compensation limitations included in the Emergency Economic Stabilization Act of 2008 (the "EESA") and the ARRA.

The Securities Purchase Agreement and all related documents may be amended unilaterally by the Treasury to the extent required to comply with any changes in applicable federal statutes after the execution thereof.

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

(Unaudited)

Quarter ended	Dec. 31	Sept. 30	June 30	March 31
(dollars in thousands, except per share data)				
2008				
Interest income	$24,982	$25,234	$25,667	$27,522
Interest expense	10,086	10,604	11,405	13,287
Net interest income	14,896	14,630	14,262	14,235
Provision for loan losses	600	400	400	375
Net interest income after provision for loan losses	14,296	14,230	13,862	13,860
Other income	2,826	3,607	2,620	3,770
Operating expenses	12,182	12,263	11,368	11,634
Income before provision for income taxes	4,940	5,574	5,114	5,996
Provision for income taxes	1,440	1,852	1,579	1,990
Net income	$ 3,500	$ 3,722	$ 3,535	$ 4,006
Basic earnings per share	$ .30	$ .32	$ .30	$ .34
Diluted earnings per share	$ .30	$ .32	$ .30	$ .34
2007				
Interest income	$27,816	$28,223	$28,553	$30,372
Interest expense	14,830	15,392	15,854	15,964
Net interest income	12,986	12,831	12,699	14,408
Provision for loan losses	175	75	110	340
Net interest income after provision for loan losses	12,811	12,756	12,589	14,068
Other income (loss)	4,116	4,562	225	(6,372)
Operating expenses	12,376	12,610	13,744	15,090
Income (loss) before provision (benefit) for income taxes	4,551	4,708	(930)	(7,394)
Provision (benefit) for income taxes	1,457	1,582	(1,207)	(1,972)
Net income (loss)	$ 3,094	$ 3,126	$ 277	$(5,422)
Basic earnings (loss) per share	$ .27	$ .27	$ .02	$ (.47)
Diluted earnings (loss) per share	$ .26	$ .27	$ .02	$ (.47)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
OceanFirst Financial Corp.:

We have audited the accompanying consolidated statements of financial condition of OceanFirst Financial Corp. and subsidiary (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OceanFirst Financial Corp. and subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 13, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Short Hills, New Jersey
March 13, 2009

Management Report on Internal Control Over Financial Reporting

Management of OceanFirst Financial Corp. and subsidiary (the "Company") is responsible for establishing and maintaining effective internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the Company's internal control over financial reporting as of December 31, 2008. This assessment was based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management believes that, as of December 31, 2008, the Company maintained effective internal control over financial reporting based on those criteria.

The Company's independent registered public accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting. This report appears on page 42.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
OceanFirst Financial Corp.:

We have audited OceanFirst Financial Corp.'s and subsidiary (the "Company") internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, OceanFirst Financial Corp. and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of OceanFirst Financial Corp. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 13, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Short Hills, New Jersey
March 13, 2009

OceanFirst Financial Corp.
OceanFirst Bank

OceanFirst Financial Corp.

OceanFirst Bank

BOARD OF DIRECTORS

Joseph J. Burke, CPA
Retired
KPMG LLP

Angelo Catania
Managing Member
HomeStar Services, LLC

John W. Chadwick
Retired
Point Bay Fuel, Inc.

Carl Feltz, Jr., R.A.
Principal
Feltz & Frizzell Architects, LLC

John R. Garbarino
President,
Chief Executive Officer
Chairman of the Board

Donald E. McLaughlin, CPA
Retired

Diane F. Rhine
Partner
Citta Rhine, LLC

John E. Walsh, P.E.
NJ Region Operations Manager
CMX

DIRECTORS EMERITUS

Thomas F. Curtin
Roy M. Hyde
Robert E. Knemoller
Frederick E. Schlosser
James T. Snyder

OceanFirst Financial Corp.

EXECUTIVE OFFICERS

John R. Garbarino
President,
Chief Executive Officer
Chairman of the Board

Michael J. Fitzpatrick
Executive Vice President
Chief Financial Officer

John K. Kelly
First Senior Vice President
Corporate Secretary

Jill Apito Hewitt
Senior Vice President
Investor Relations Officer

Robert A. Laskowski
Vice President
Treasurer

ASSISTANT CORPORATE SECRETARY

Linda L. Blakaitis

OceanFirst Bank

CORPORATE OFFICERS

John R. Garbarino
President,
Chief Executive Officer
Chairman of the Board

Michael J. Fitzpatrick
Executive Vice President
Chief Financial Officer

Vito R. Nardelli
Executive Vice President
Chief Operating Officer

Joseph R. Iantosca
First Senior Vice President
Chief Administrative Officer

John K. Kelly
First Senior Vice President
General Counsel
Corporate Secretary

Joseph J. Lebel, III
First Senior Vice President
Chief Lending Officer

Mark A. Tasy
First Senior Vice President
Chief Sales Officer

SENIOR VICE PRESIDENTS

Nina Anuario
Business Development

Barbara E. Baldwin
Retail Operations

Joseph S. Casella
Commercial Lending

James J. Flynn
Residential Lending

James P. Gallagher
Chief Risk Officer

Jill Apito Hewitt
Marketing

Anne M. Johnson
Human Resources

Joseph A. LaDuca
Controller

Michael M. O'Brien
Trust and Asset Management

Frank J. Recca
Loan Servicing

Mark T. Stephan
Internal Audit

Carol E. Strang
Credit Administration

VICE PRESIDENTS

Michelle J. Berry
Residential Lending

Elaine G. Boyko
Retail Administration

Robert A. Brennan
General Services

Linda L. Butler
Commercial Lending

Gary A. Casperson
Business Development

Anthony Cecchetto
Loan Servicing

Patrick A. Cefalo
Investment Services

Vincent M. D'Alessandro
Commercial Lending

Sharon L. Danielson
Retail Customer Service

Keryn J. Dettlinger
Consumer Lending

Catherine Farley
Trust and Asset Management

Michael L. Frankovich
Residential Lending

Michele E. Hart
Bank Counsel

Patricia A. Hogan
Residential Lending

Denise A. Horner
Bank Counsel

Sharon Labash
Retail Banking

Robert A. Laskowski
Treasurer

Sanford B. Mallon
Residential Lending

Lisa A. Natale
Marketing

Neil O'Connor
Retail Banking

Jonathan Pinard
Residential Lending

Valerie A. Ross
Branch Administration

Adrienne L. Sanchez
BankCard Services

Christine L. Schiess
Loan Servicing

Kelly A. Siegfried
Commercial Lending

Christine Tamke
Trust and Asset Management

John Van Eenennaam
Accounting

Thomas S. Vogel
Lending Support

James H. Wainwright
Accounting

David A. Williams
Information Technology

ASSISTANT VICE PRESIDENTS

Elizabeth M. Alexander
Charlene D. Archer
Krista L. Brown
Shannon Butler
Angela M. Cali
Lisa A. Chandler
Catherine Colobert
Natalie L. Cortale
Carol A. Daniels
Lorraine L. Dellert
Cheryl E. Goode
Rene L. Greenhalgh
Bernadette D. Grygielko
Diane M. Haake
Lydia J. Haldenwang
Jaime L. Hamilton
Melissa A. Harmon
Patricia G. Hernandez
Joseph J. Jenik
Laurie A. Kolan
James Lanza
Andrew M. Martin
Sally A. Matics
Michelle Orazi
Loretta E. Petrocco
Maureen A. Purcell
Andrew J. Quinn
Karen N. Rack
Kathy Amato Ramos
Kenneth A. Rastelli
Catherine R. Rollo
Regina G. Ruggieri
Frank A. Scarpone
Patricia M. Siciliano
Beth P. Stefanelli
Roberta L. Timmons
Lois A. Velardo
Allison J. Wilson
Lynn Wingender
Barbara A. Wright

ASSISTANT SECRETARIES

Linda L. Blakaitis
Laurel A. Fluet
Katherine A. Pongracz

ASSISTANT CASHIERS

Lucienne A. Audain
Alan M. Banjany
Annie M. Baxter
Donna J. Camino
Robin A. Carfora
Lucille P. Clauberg
Jennifer L. Eng
Jill G. Flynn
Maureen A. Gentile
Lisa M. Giunta
Donna L. Hollenback
Rosemarie Horvath
Suzanne D. Kievet
Sharon E. Malone
Tonianne N. Margotta
Christina M. Meana
Stefanie A. Nolan
Jessica L. Pansini
Cynthia A. Presti
Lynn M. Scalia
Diane Troast
Janet Verdura
Maureen Webb

Banking Offices

Phone number for all offices 888-OCEAN33 (extension as noted)

BARNEGAT
Gunning River Mall
Ext. 4150
Catherine Colobert, Manager

BAYVILLE
791 Route 9
Ext. 4550
Roberta L. Timmons, Manager

BERKELEY
Holiday City Plaza
Ext. 4500
Lois A. Velardo, Manager

BRICK
321 Chambers Bridge Road
Ext. 4100
Sharon Labash, Manager

70 Brick Boulevard
Ext. 4700
Carol A. Daniels, Manager

385 Adamston Road
Ext. 5400
Diane M. Haake, Manager

CONCORDIA
Concordia Shopping Mall
Ext. 4600
Cheryl E. Goode, Manager

FREEHOLD
Poet's Square Shopping Center
Ext. 5900
Barbara A. Wright, Manager

Freehold Marketplace
308 West Main Street
Ext. 5950
Barbara A. Wright, Manager

JACKSON
Jackson Plaza Shopping Center
260 North County Line Road
Ext. 5700
Angela M. Cali, Manager

LACEY
900 Lacey Road
Ext. 5000
Lorraine L. Dellert, Manager

LITTLE EGG HARBOR
425 Route 9 South
Ext. 4350
Shannon Butler, Manager

MANAHAWKIN
205 Route 72 West
Ext. 5500
Lydia J. Haldenwang, Manager

POINT PLEASANT BEACH
701 Arnold Avenue
Ext. 4200
Bernadette D. Grygielko, Manager

POINT PLEASANT BORO
2400 Bridge Avenue
Ext. 4300
Frank A. Scarpone, Manager

3100 Route 88
Ext. 5600
Frank A. Scarpone, Manager

SPRING LAKE HEIGHTS
2401 Route 71
Ext. 5300
Regina G. Ruggieri, Manager

TOMS RIVER
975 Hooper Avenue
Ext. 7609
Patricia M. Siciliano, Manager

The Shoppes at Lake Ridge
147 Route 70, Suite 1
Ext. 5100
Patricia G. Hernandez, Manager

Route 37 West
Ext. 4800
Rene L. Greenhalgh, Manager

WALL
2445 Route 34
Ext. 5200
Beth P. Stefanelli, Manager

WARETOWN
501 Route 9, Suite 500
Ext. 4650
Krista L. Brown, Manager

WHITING
Whiting Commons
400 Lacey Road
Ext. 4250
Catherine R. Rollo, Manager

Shareholder Information

ADMINISTRATIVE OFFICES

975 Hooper Avenue

Toms River, NJ 08754-2009

(732)240-4500

www.oceanfirst.com

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will be held on May 7, 2009 at 10:00 a.m. at Crystal Point Yacht Club, 3900 River Road, Point Pleasant, New Jersey.

INVESTOR RELATIONS

Copies of the Company's earnings releases and financial publications, including the annual report on Form 10-K (without exhibits) filed with the Securities and Exchange Commission are available without charge by contacting:

Jill Apito Hewitt, Senior Vice President, Extension 7516 or investorrelations@oceanfirst.com

STOCK TRANSFER AGENT AND REGISTRAR

Shareholders wishing to change the name, address or ownership of stock, to report lost certificates or to consolidate accounts are asked to contact the Company's stock registrar and transfer agent directly:

American Stock Transfer & Trust Co.
Shareholder Relations Department
59 Maiden Lane
New York, NY 10038
(800)937-5449

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
150 John F. Kennedy Parkway
Short Hills, NJ 07078

SECURITIES COUNSEL

Locke, Lord, Bissell & Liddell LLP
401 9th Street, NW
Washington, DC 20004

Market Information for Common Stock

OceanFirst Financial Corp.'s common stock is traded on the Nasdaq Stock Market under the symbol OCFC. The table below shows the reported high and low daily closing prices of the common stock during the periods indicated in 2008 and 2007.

2008

	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
HIGH	**17.60**	**20.77**	**21.99**	**18.12**
LOW	**14.67**	**16.39**	**17.19**	**12.53**

2007

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
HIGH	**23.29**	**18.44**	**18.30**	**17.72**
LOW	**17.23**	**16.82**	**14.67**	**14.95**

As of December 31, 2008, the Company had approximately 3,163 shareholders, including the number of persons or entities holding stock in nominee or street name through various brokers and banks.

DESIGN AND DEVELOPMENT: RED FLANNEL

OCEAN FIRST

OceanFirst Financial Corp.
975 Hooper Avenue
Toms River, NJ 08754-2009
732-240-4500
www.oceanfirst.com
NASDAQ • OCFC